Exhibit 99.3

 ESG Repor2t  025

 Contents  Contents Page | Disclosure Requirements  Contents  Disclosure Requirements  1  Social  43  Responsibility Statement 2025  3  S1 - Own Workforce  44  General Disclosures  4  S2 - Workers in the Value Chain  54  ESRS2 - General Disclosures  5  Governance  57  Environment  19  G1 - Business Conduct  58  EU Taxonomy Reporting in 2025  20  Limited Assurance Report  63  E1 - Climate Change  25  E2 - Pollution  35  E4 - Biodiversity and Ecosystems  38  E5 - Resource Use and Circular Economy  40

Disclosure Requirements

IRO-2

Disclosure Requirements in ESRS Covered by the Undertaking's Sustainability Statement

Disclosure Requirements	Description	Page
ESRS 2 – General Disclosures		5
BP-1	General Basis for Preparation of the Sustainability Statement	5
BP-2	Disclosures in Relation to Specific Circumstances	5
GOV-1	The Role of The Administrative, Management and Supervisory Bodies	5
GOV-2	Information Provided to and Sustainability Matters Addressed by the Undertaking's Administrative, Management and Supervisory Bodies	6
GOV-3	Integration of Sustainability-Related Performance in Incentive Schemes	8
GOV-4	Statement on Due Diligence	8
GOV-5	Risk Management and Internal Controls Over Sustainability Reporting	8
SBM-1	Strategy, Business Model, and Value Chain	9
SBM-2	Interests and Views of Stakeholders	12
SBM-3	Material Impacts, Risks, and Opportunities and their Interactions with Strategy and Business Model	13
IRO-1	Description of the Process to Identify and Assess Material Impacts, Risks, and Opportunities	16
IRO-2	Disclosure Requirements in ESRS Covered by the Undertaking's Sustainability Statement	1
ESRS E1 – Climate Change		25
E1-GOV-3	Integration of Sustainability-Related Performance in Incentive Schemes	25
E1-1	Transition Plan for Climate Change Mitigation	26
E1-SBM-3 (ESRS 2)	Material Impacts, Risks and Opportunities, and their Interaction with Strategy and Business Model	25
E1-IRO-1 (ESRS 2)	Description of the Processes to Identify and Assess Material Climate-Related Impacts, Risks	17
E1-2	Policies Related to Climate Change Mitigation and Adaptation	28
E1-3	Actions and Resources in Relation to Climate Change Policies	28
E1-4	Targets Related to Climate Change Mitigation and Adaptation	29
E1-5	Energy Consumption and Mix	30
E1-6	Gross Scope 1, 2, 3, and Total GHG Emissions	31
ESRS E2 – Pollution		35
E2-IRO-1 (ESRS 2)	Description of the Processes to Identify and Assess Material Pollution-Related Impacts, Risks and Opportunities	17
E2-1	Policies Related to Pollution	35
E2-2	Actions and Resources Related to Pollution	36
E2-3	Targets Related to Pollution	37
E2-4	Pollution of Air	37
ESRS E4– Biodiversity and Ecosystems		38
E4-SBM-3	Material Impacts, Risks, and Opportunities and their Interaction with Strategy and Business Model	38
E4-IRO-1 (ESRS 2)	Description of Processes to Identify and Assess Material Biodiversity and Ecosystem-Related Impacts, Risks, Dependencies, and Opportunities	18

Disclosure Requirements
Contents Page | Disclosure Requirements
1

HAFNIA
Member of BW Group

Disclosure Requirements	Description	Page
E4-1	Transition Plan and Consideration of Biodiversity and Ecosystems in Strategy and Business Model	38
E4-2	Policies Related to Biodiversity and Ecosystems	38
E4-3	Actions and Resources Related to Biodiversity and Ecosystems	39
E4-4	Targets and Metrics Related to Biodiversity and Ecosystems	39
ESRS E5 – Resource Use and Circular Economy		40
E5-IRO-1 (ESRS 2)	Description of the Processes to Identify and Assess Material Resource Use and Circular Economy-Related Impacts, Risks, and Opportunities	18
E5-1	Policies Related to Resource Use and Circular Economy	40
E5-2	Actions and Resources Related to Resource Use and Circular Economy	41
E5-3	Targets Related to Resource Use and Circular Economy	41
E5-5	Resource Outflows	42
ESRS S1 – Own Workforce		44
S1-SBM-2 (ESRS 2)	Interests and views of stakeholders	12
S1-SBM-3	Material Impacts, Risks, and Opportunities and Their Interaction with Strategy and Business Model	44
S1-1	Policies Related to Own Workforce	45
S1-2	Processes for Engaging with Own Workers and Workers' Representatives About Impacts	46
S1-3	Processes to Remediate Negative Impacts and Channels for Own Workers to Raise Concerns	46
S1-4	Taking Action on Material Impacts on Own Workforce, and Approaches to Mitigating Material Risks and Pursuing Material Opportunities Related to Own Workforce, and Effectiveness of Those Actions	47
S1-5	Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities	50
S1-6	Characteristics of Our Employees	50
S1-8	Collective Bargaining Agreement and Social Dialogue	52
S1-9	Diversity Metrics	52
S1-10	Adequate Wages	52
S1-14	Health and Safety Metrics	52
S1-16	Remuneration Metrics (Pay Gap and Total Remuneration)	53
S1-17	Incidents, Complaints and Severe Human Rights Impacts	53
ESRS S2 – Workers in the Value Chain		54
S2-SBM-3	Material Impacts, Risks and Opportunities, and their Interaction with Strategy and Business Model	54
S2-1	Policies Related to Value Chain Workers	54
S2-2	Processes for Engaging with Value Chain Workers about Impacts	55
S2-3	Processes to Remediate Negative Impacts and Channels for Value Chain Workers to Raise Concerns	55
S2-4	Taking Action on Material Impacts on Value Chain Workers, Approaches to Managing Material Risks and Pursuing Material Opportunities Related to Value Chain Workers, and Effectiveness of Those Actions	56
S2-5	Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities	56
ESRS G1 – Business Conduct		58
G1-GOV-1	Role of Administrative, Supervisory and Management Bodies	58
G1-IRO-1 (ESRS 2)	Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities	18
G1-1	Business Conduct Policies and Corporate Culture	59
G1-3	Prevention and Detection of Corruption or Bribery	61
G1-4	Incidents of Corruption or Bribery	62

Disclosure Requirements

Contents Page | Disclosure Requirements

2

Responsibility Statement 2025 In 2025, Hafnia continued to make progress towards its sustainability objectives while navigating a complex and volatile geopolitical landscape. In our second year of reporting under the Corporate Sustainability Reporting Directive (CSRD), we further strengthened the quality and reliability of our disclosures in accordance with the European Sustainability Reporting Standards (ESRS). During the year, Hafnia advanced several strategic initiatives supporting our decarbonization ambitions and the wider maritime energy transition. Hafnia completed the ECOMAR four-ship newbuilding program together with Socatra of France. These dual-fuel vessels represent a pragmatic approach to the maritime energy transition, combining improved operational efficiency with readiness for methanol, a fuel capable of reducing nitrogen oxides, sulfur oxides, and particulate emissions. Together with Cargill’s Ocean Transportation business, we launched Seascale Energy, a joint venture established to improve the sourcing and supply of marine fuels. In its first year of operations, Seascale Energy was officially recognized as a Top 10 Bunker company. Beyond environmental initiatives, we remain committed to fostering an inclusive, safe, and high-performing work environment across our shore-based organization and fleet. In 2025, we released the findings of our Culture Lab research project, conducted in partnership with the University of Southern Denmark and the Danish Maritime Fund. Alongside embedding these insights within our own fleet, we aim to encourage maritime dialogue and collaboration. The strength of Hafnia’s organizational culture is underpinned by robust governance frameworks. Hafnia maintains a zerotolerance approach to corruption and bribery and continues to embed ethical conduct and responsible business practices throughout the organization. These commitments are reinforced by clear accountability at the highest levels of leadership. The Board of Directors and the Chief Executive Officer are responsible for preparing this report in accordance with the applicable laws of Singapore and the additional requirements for listed companies under the Norwegian Securities Trading Act. To the best of our knowledge, the report complies with Section 2-6 of the Norwegian Accounting Act, incorporating the CSRD, ESRS, and Article Eight of the EU Taxonomy Regulation. Mikael Skov CEO Perry van Echtelt CFO Andreas Sohmen-Pao Chair Su Yin Anand Director Peter Graham Read Director Donald John Ridgway Director Emily Tan Director Responsibility Statement 2025 Contents Page | Disclosure Requirements 3

 General Disclosures  Contents Page | Disclosure Requirements  4  General Disclosures | Environment | Social | Governance | Limited Assurance Report

ESRS2

General Disclosures

BP-1

General Basis for Preparation of the Sustainability Statement

Hafnia's Sustainability Statement for the period from 1 January 2025 to 31 December 2025 is prepared in accordance with the EU's Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS).

Sustainability data is consolidated using the same principles as financial reporting and covers Hafnia Limited and all controlled subsidiaries. An exception applies to greenhouse gas (GHG) and pollutant emissions, including emissions from joint venture vessels based on Hafnia's ownership share.

The Sustainability Statement and Double Materiality Assessment (DMA) cover Hafnia's entire value chain, both upstream and downstream, including an assessment of the supply chain. Where relevant, suppliers are integrated into Hafnia's policies.

Omitted Information

OPEX and CAPEX for implementing the energy transition plan described in E1-1 have not been disclosed (E1-3) due to commercial sensitivity related to strategic planning. No other intellectual property information has been omitted. Matters under negotiation are excluded unless already publicly disclosed and relevant for reporting.

BP-2

Disclosures in Relation to Specific Circumstances

Time Horizons

We assess potential impacts, risks, and opportunities across the three-time horizons in line with ESRS: short term (up to one year), medium term (one to five years), and long-term (more than five years).

Value Chain Data Estimation

For Scope 3 reporting, Hafnia uses a spend-based methodology to estimate carbon emissions by mapping invoice spend to emission factors to generate estimate emissions. The classifications and emissions estimates will be further refined as data availability, methodologies, and engagement with value chain partners improves.

Other Estimations and Disclosures Subject to Uncertainty

Estimates are used for certain Scope 2 and Scope 3 data points with methodologies and assumptions detailed in the relevant accounting policy sections. No disclosure has been identified as having high uncertainty.

Changes in Sustainability Statement

In 2025, Hafnia enhanced its methodology for Scope 1 greenhouse gas and pollutant emissions to align with updates to the EU MRV/ETS requirements. Hafnia also adopted DNV's updated calculation methodology within the Emissions Connect platform to verify all ESRS E1 greenhouse gases (CO_2, CH_4, N_2O) and ESRS E2 air pollutants (SO_x, NO_x, PM_{10}, $PM_{2.5}$). This update provides a single source for emissions reporting and strengthens the data verification process.

Reporting Errors in Prior Period

Electricity consumption data from 2024 was overestimated for our Singapore office. For 2025, we allocated electricity consumption and the associated emissions based on the Singapore office's square footage, ensuring figures reflect our operational footprint. Scope 3.3 emissions for 2024 have been restated, because six vessels were not supposed to be included under Scope 3.3, as we do not have operational control over them.

The amount of waste reported has been restated for 2024 to account for hazardous waste previously excluded.

Seafarers remuneration metrics for 2024 have also been restated due to previously misstated technical external manager seafarer data.

Reporting for Other Frameworks than the ESRS

Our Sustainability Statement includes information prepared in compliance with the EU Taxonomy (see page 20).

GOV-1

The Role of the Administrative, Management, and Supervisory Bodies

Table 1 provides an overview of the Board of Directors composition, gender diversity, and independence, reflecting our commitment to balanced and inclusive governance.

General Disclosures   Contents Page | Disclosure Requirements   5

 Table 1 Hafnia’s Board of Directors Metric  2025 2024  Number of Executive Members  0  0  Number of Non-Executive Members  5  5  Representation of Employees  Hafnia does not have employee-elected Board members, and no employee or worker representatives on the Board  Board of Directors Gender Diversity Ratio  40% of the Board are women  20% of the Board are women  Percentage of Independent Board Members  Four out of five Board Members (80%) are independent.  Information about Members’ Experience Relevant to Sectors, Products, and Geographic Locations of Undertaking Hafnia’s Board of Directors brings extensive industry knowledge acquired through years of experience and board service across the maritime and shipping sectors. Refer to Table 2.  Roles and Responsibilities of the Administrative, Management, and Supervisory Bodies in Sustainability Matters  Hafnia’s governance structure ensures strong oversight of sustainability matters. The Board of Directors delegates oversight of impacts, risks, opportunities, and ESG reporting to the Audit Committee, which annually reviews and approves the Double Materiality Assessment. Key outcomes are reported to the Board via the CEO, with the  Board retaining final accountability for ESG strategy and decisions.  Sustainability targets are established annually as part of the corporate strategy, developed by the Executive Management Team and approved by the Board. Progress is reported to the Board at least annually and, where relevant, quarterly.  Expertise and Skills of our Board of Directors to Oversee Sustainability Matters  Board candidates undergo a comprehensive recruitment process, including interviews by the Nomination Committee and the Chair of the Board, to assess expertise in the shipping industry, and experience in other relevant areas, such as risk management and ESG. Final appointments are approved by shareholders at the Annual General Meeting.  Board members continuously strengthen their expertise through board and committee work, and participation in industry and sustainability forums, supporting effective oversight of Hafnia’s sustainability strategy, risk management, and reporting.  General Disclosures  6  Contents Page | Disclosure Requirements  GOV-2  Information Provided to and Sustainability Matters  Addressed by the Undertaking’s Administrative, Management, and Supervisory Bodies  For details on the information provided to and the sustainability matters addressed by governance bodies, see GOV-1. While the Audit Committee and Board of Directors do not manage individual material topics, they  oversee the reporting process to ensure these topics are appropriately addressed by management.  How Sustainability Matters are Considered when Overseeing Strategy  In 2025, controls and procedures for managing impacts, risks, and opportunities are integrated into Hafnia’s annual Enterprise Risk Management review and strategic decision-making. This ensures that sustainability considerations are factored into decision-making and long-term planning.

Table 2 Overview of Board of Directors' Composition



Andreas Sohmen-Pao

Served since 16 May 2014
Attendance 2025 4/4
Gender/Age Group Male/Over 50
Residency Resides in Singapore
Independent No
Company shares 226,444,049

Andreas serves as the Chair of Hafnia's Board, BW Group and its listed affiliates, including BW LPG, BW Offshore, BW Energy, and Cadeler. Additionally, he chairs the Global Centre for Maritime Decarbonization and serves as a trustee of the Lloyd's Register Foundation.

Previously, Andreas chaired the Singapore Maritime Foundation and was the CEO of BW Group. He has also held non-executive director roles with organizations such as The Hong Kong and Shanghai Banking Corporation, Navigator Holdings, the Maritime and Port Authority of Singapore, and The London P&I Club, among others.

Management Experience
Financial, Risk, Industry
ESG Experience
Decarbonization, Business Conduct



Su Yin Anand

Served since 6 November 2023
Attendance 2025 4/4
Gender/Age Group Female/30-50
Residency Resides in Singapore
Independent Yes
Company shares -

Su Yin has over 20 years of experience across maritime, mining and technology in legal and commercial roles.

Across Su Yin's 15-year legal career, Su Yin Anand was a partner at the law firm Ince & Co in Hong Kong and recognized as one of the top 10 maritime lawyers internationally. Su Yin transitioned to the commercial space where she was Head of Shipping for South32 and aluminum sales business. She is currently Chief Executive Officer of GlobalORE. Prior to this, Su Yin was Head of Strategy and Transformation, ASEAN at IBM Consulting, Singapore.

Management Experience
Industry
ESG Experience
Decarbonization, Diversity, Inclusion, Belonging, Equity, Business Conduct



Peter Graham Read

Served since 16 January 2019
Attendance 2025 4/4
Gender/Age Group Male/Over 50
Residency Resides in The United Kingdom
Independent Yes
Company shares -

Over his 37-year career at KPMG, Peter Read served as a partner and chaired various sectors, including the UK Shipping Practice and later the UK TMT (Telecoms, Media, and Technology) Practice. He also led the Global Japanese Practice (EMA) until his retirement in 2013. Since 2013, Peter Read has taken up several non-executive roles, including chairing the board of Welbeck Publishing Group Limited, Gemini Books Group Limited and Quarto PLC. He has also served as a non-executive director and chaired the audit committees of Napster Group PLC, Quayle Munro Holdings Limited, the Professional Cricketers Association, the Royal Automobile Club, the RAC Foundation, Motorsport UK, and the Jaguar Daimler Heritage Trust.

Management Experience
Financial, Risk, Industry
ESG Experience
Business Conduct



Donald John Ridgway

Served since 16 January 2019
Attendance 2025 4/4
Gender/Age Group Male/Over 50
Residency Resides in The United Kingdom
Independent Yes
Company shares -

Until the end of 2024, John Ridgway was the chair of Tindall Riley and a director of Tindall Riley (Britannia) Ltd. From 2008 to 2015, John was CEO of BP Shipping. He has also chaired the Oil Companies International Marine Forum and the Marine Preservation Association, served as president of the API Marine Committee, and held directorships at several other organizations.

John is a qualified Master Mariner, a Chartered Marine Technologist, and a Fellow of the Institute of Marine Engineering.

Management Experience
Financial, Risk, Industry
ESG Experience
Biodiversity



Emily Tan[1]

Served since 14 May 2025
Attendance 2025 3/3
Gender/Age Group Female/Over 50
Residency Resides in Singapore
Independent Yes
Company shares -

Emily Tan is Chief Executive Officer of Thales Solutions Asia Pte Ltd, and Country Director of Thales in Singapore. Prior to joining Thales, she held global and regional leadership roles in Shell Renewables and Energy Solutions, Shell Bitumen and Shell Chemicals.

Emily Tan began her career with the Singapore Economic Development Board, and the Agency for Science, Technology and Research.

Management Experience
Industry, Technology
ESG Experience
Decarbonization

[1]Replaced Erik Bartnes on the Board of Directors in May 2025

General Disclosures   Contents Page | Disclosure Requirements   7

2025 Sustainability KPIs
for the CEO and CFO

KPI	Target	
	LTIF	TRCF
Health and Safety for owned ships Maintain the highest standards of:	<0.4 observation per inspection	<1.0 observation per inspection
Yearly Engagement Survey To achieve an average favorable result of:	>90%	
Gender Diversity Target Be on track on our target for 2030:	40% Female Representation Onshore	
Compliance Breaches To achieve:	0	
Scope 1 Emissions Maintain trajectory to achieve:	net 0 by 2050	
Reduction of Carbon Intensity To reduce:	40% by 2028, from 2008	
Compliance with Sarbanes Oxley (SOX) By:	Q2 2025	

GOV-3

Integration of Sustainability-Related Performance in Incentive Schemes

Executive Management compensation includes both fixed and incentive-based components and is aligned with the Board-approved remuneration policy.

Sustainability indicators are reviewed annually, and the Remuneration Committee decides whether they are reflected in variable pay. As this is discretionary, no fixed share of variable compensation is linked to sustainability targets.

GOV-4

Statement on Due Diligence

Table 3 below summarizes how Hafnia applies the core elements of due diligence for people and the environment with references to where these are addressed in the Sustainability Statement.

GOV-5

Risk Management and Internal Controls Over Sustainability Reporting

Hafnia maintains defined processes and controls to ensure accurate and reliable sustainability disclosures. Sustainability risks and opportunities are embedded within the Enterprise Risk Management (ERM) framework, with the Audit Committee overseeing sustainability reporting, annual risk reviews, internal controls, and the effectiveness of those controls.

Main Risks Identified in Relation to Sustainability Reporting and Their Mitigation Strategies

Sustainability risks identified include data quality and information availability. Hafnia manages data quality through the Watershed platform, which automates collection, flags anomalies, and applies validated methodologies. Reporting accuracy is ensured via internal reviews and adherence to international standards. To address the risk of information availability, the ESG team conducts a gap assessment each year and, together with the business, identifies and resolves missing information.

Table 3 Mapping of Due Diligence Processes to Disclosure Requirements

Due Diligence Process	Sections in the Sustainability Statement
Embedding due diligence in governance, strategy and business model	ESRS 2 GOV-1, ESRS 2 GOV-2, ESRS 2 GOV-3, ESRS 2 SBM-1, ESRS 2 SBM-3
Engaging with affected stakeholders	ESRS 2 SBM-2, ESRS 2 IRO-1, S1-2, S1-3, S2-2, S2-3
Identifying and assessing adverse sustainability-related impacts	E2-IRO-1, E1-IRO-1, E4-IRO-1, E5-IRO-1, S1-SBM-3, S1-2, S2-SBM-3, G1-IRO-1
Taking actions to address those adverse sustainability-related impacts	E1-1, E1-3, E2-2, E4-3, E5-2, S1-4, S2-4, G1-3
Tracking the effectiveness of these efforts and communicating	E1-4, E2-3, E4-4, E5-3, S1-5, S2-5, G1-4

General Disclosures Contents Page | Disclosure Requirements 8

SBM-1

Strategy, Business Model, and Value Chain

Hafnia is one of the world's largest owners and operators of product and chemical tankers, managing a fleet of over 180 modern vessels through a fully integrated shipping platform. This includes technical management, commercial and chartering services, pool management across eight segments, and Seascale Energy, a joint venture combining Cargill's existing bunker business and Hafnia's Bunker Alliance.

Hafnia transports oil products and chemicals globally in compliance with market regulations. Key customers include oil majors, chemical companies and commodity trading firms, supported by a global workforce operating across multiple locations.

Revenue Breakdown

Due to the nature of its business, Hafnia generates significant revenue from a single sector, as defined in the ESRS SEC1 Sector Classification Standard. Refer to **Table 5** and **Table 6**. There are no further ESRS sectors where Hafnia can be connected to material impacts.

Sustainability Matters in Strategy

Sustainability is embedded in Hafnia's corporate strategy (refer to **Figure 1**) through the 'Responsible and Reduce Emissions' strategic pillar with further details outlined in SBM-3 on IROs and their connection with the corporate strategy.

Current Significant Products and/or Services in Relation to Sustainability-Related Goals

Hafnia has not set specific sustainability goals for individual product or service groups, but is advancing sustainability through new transport services for biofuels, ammonia, and CO_2 (see E1-1).

Industry-Specific Questions

Hafnia's primary revenue comes from transporting fossil fuels, with additional revenue from managing third-party vessels in its pools and providing bunker supply services to other shipowners. Hafnia is not involved in chemical production, controversial weapons manufacturing, or tobacco cultivation or production.

Table 4 Number of Employees by Geographical Area (Headcount at the end of Reporting Year)

Country	2025	2024
Shore-based employees	**277**	274
Singapore	146	141
Denmark	87	90
United States	20	18
United Arab Emirates	11	12
India	11	11
Monaco	2	2
Seafarers	**4,599**	4,685
Asia	3,926	3,863
Europe	604	755
Africa	63	60
North America	5	5
Oceania	1	1
South America	0	1

Table 5 Revenue Breakdown

ESRS Sector	2025 Revenue (USD '000)	2024 Revenue (USD '000)
H.50.20 Sea and coastal freight water transport	1,421,831	1,935,596
Others	860,078	933,051
Total	**2,281,909**	2,868,647

Table 6 Revenue from Fossil Fuel Activities by Category

Revenue from	2025 Revenue (USD '000)	2024 Revenue (USD '000)
Fossil Fuel (coal, oil, and gas) Sector[a]	1,421,831	1,935,596
Oil	1,421,831	1,935,596
Coal & Gas	0	0
Taxonomy-aligned economic activities related to fossil gas	0	0

[a]The revenue includes voyages carrying chemicals and vegetable oils, which are not separately identified in our Financial Statements. As the impact is not material, this is not expected to affect overall disclosure.

General Disclosures Contents Page | Disclosure Requirements 9

HAFNIA
Member of BW Group

Inputs and Approach to Gathering, Developing and Securing Inputs

Key input related to Hafnia's business model includes:

- **Bunker fuel.** This is procured through a mix of long-term supplier contracts and spot market purchases with quality ensured through rigorous testing and compliance with ISO 8217 standards.
- **Vessel, newbuilding, spare parts, equipment & technology.** Vessels are sourced from compliant shipyards or shipowners, and spare parts and equipment are supplied by approved vendors.
- **Ports and terminals infrastructure for loading and unloading.** Long-term agreements with global ports secure berthing slots and support efficient logistics management.
- **Crew and workforce.** Employee retention and security are supported through competitive pay and benefits and compliance with international labor standards, including the Maritime Labor Convention (MLC).

Output and Outcomes in Terms of Current and Expected Benefits for Customers, Investors, and Other Stakeholders

Our business model focuses on creating value for multiple stakeholders. Hafnia facilitates global trade and commerce by transporting energy across key maritime regions. Through our operations, we provide stable employment, ensure safe working environments, actively support the green transition in energy transportation, and deliver strong returns for our shareholders.

Figure 1 Hafnia's Corporate Strategy

Responsible and Reduce Emissions

Integrated in our strategy
"Transform Energy Transportation to Create Long-Term Value"

Environmental Strategy

- Maintain high safety and environmental fleet standards
- Maintain AER target and align decarbonization strategy with IMO standards
- Enhance ship efficiency
- Lower emissions by using biofuels and blend-in fuels

Social Strategy

- Attract and retain top talent to build a strong workforce
- Foster a diverse, inclusive and safe working environment
- Promote a supportive and collaborative corporate culture

Governance Strategy

- Implement responsible procurement practices
- Ensure compliance with Sarbanes Oxley (SOX) regulations
- Optimize ESG reporting process and ensure compliance with EU regulations

General Disclosures Contents Page | Disclosure Requirements 10

 Pool Management  Bunker Suppliers  Pool Partners  Vessel Owners  Shipyards for Drydock/Newbuilding  Technical Managers  Technical Vendors for Vessel Spares  Own Operations  Employees  Downstream  Customers and Business Partners  Partner with suppliers to uphold responsible operations  Technical Management  Bunker Procurement through Seascale  Commercial Trading, Fleet Operations, Vessel Maintenance  Delivery to end customers  Ports and Terminals  Oil Majors  Chemical Companies  Commodity Trading Firms  Commercial and Chartering Services  Upstream  Workers in the Value Chain  General Disclosures  11  Contents Page | Disclosure Requirements  Value Chain  Figure 2 Overview of Value Chain Activities

S1-SBM-2

Interests and Views of Stakeholders

Given the nature of our business, Hafnia engages with stakeholders across multiple channels, with engagement activities tailored to each stakeholder group.

How Stakeholder Views Inform Our Strategy and Business Model

Ongoing stakeholder dialogue helps Hafnia anticipate emerging trends and integrate expectations into strategy and decision-making. Stakeholder perspectives on sustainability impacts are shared with the Audit Committee through quarterly informal discussions and formally reviewed annually as part of the Double Materiality Assessment (DMA). The Sustainability Statement also summarizes stakeholder feedback, key developments, and planned actions.

Table 7 Stakeholder Engagement Overview

Stakeholder Group	Engagement Channels and Frequency	Purpose of Engagement	Interests and views of Stakeholders
Shore-based Employees and Seafarers	• Regular dialogue with managers and colleagues • Engagement and inclusion surveys • Monthly Townhalls • Quarterly Fleet Letters	• To ensure a safe and equitable working environment • To foster a sense of belonging	• To prioritize workforce well-being and talent development • To cultivate an ethical workplace that is inclusive, and free from discrimination • To provide equal opportunities
Customers	• Regular business dialogue and sharing of information	• To build trust and customer satisfaction • To understand customers' needs and ensure that Hafnia remains the partner of choice	• To focus on operational excellence, providing a safe, reliable and high-quality service • To have responsible and compliant business practices • To innovate on fuel consumption and emissions reduction
Suppliers	• Regular check-ins, on-site evaluations, and supplier engagement questionnaires	• To guarantee ethical practices concerning human rights and the environment • To maintain strong relationships	• To provide guidance and support to achieve Hafnia's eligibility criteria
Pool Partners	• Pool Board Meetings biannually • Technical and Operational Committee (TAOC) meetings biannually • Monthly vessel performance reviews	• To strengthen collaboration • To maximize profitability • To ensure alignment of objectives	• To provide support on navigating new regulations, such as the FuelEU Maritime Regulation • To provide expertise in driving emissions reduction efforts
Investors	• Regular meetings with investors and analysts • Investor roadshows and meetings • Quarterly earnings presentations and press releases	• To build trust, communicate our strategy and performance, and ensure alignment on long-term value creation	• To deliver strong financial performance • To have clear commitments on sustainability, to disclose emissions, and to demonstrate progress toward reducing climate impact
Lenders	• Regular dialogue • Bank conferences	• To secure financing and negotiate interest rates • To demonstrate action around ESG	• To reduce GHG emissions, to increase the proportion of aligned activities under the EU Taxonomy, and to maintain ethical business practices
Authorities	• Engagement through industry associations and local and international authorities • Participation in collective action alliances	• To ensure regulatory compliance • To ensure clear pathways to decarbonization targets	• To ensure strict adherence to regulatory frameworks
Industry and ESG associations	• Joint initiatives and programs • Workshops and knowledge sharing sessions	• To assist with navigating compliance for new legislation • To understand the views of value chain workers • To work towards decarbonizing the industry	• To take active participation in industry associations and roundtables

General Disclosures Contents Page | Disclosure Requirements 12

SBM-3

Material Impacts, Risks, and Opportunities and Their Interaction with Strategy and Business Model

Table 8 Material IROs for Hafnia

IRO Name	IRO Category	Time Horizon	Connection to Strategy
ESRS E1 Climate Change			
Vessel Operating Emissions (Scope 1 and 3 emissions) *Hafnia's vessel operations generate greenhouse gas (GHG) emissions that contribute to climate change, with additional Scope 3 emissions from purchased goods, services, and capital investments.*	Actual Negative Impact	Short-term, Medium-term, Long-term	Yes
Providing New Services: Sustainable Freight Solutions *By offering sustainable freight solutions, Hafnia can attract new customers, strengthen its market position, and support long-term competitiveness.*	Financial Opportunity	Medium-term	No
Compliance with New Environmental Regulations *Compliance with evolving energy efficiency, fuel, and emissions regulations is critical, as stricter requirements may increase costs and expose Hafnia to penalties or legal risks. Delays in adopting low-carbon fuels could further increase compliance costs, penalties, and reputational risks, reducing competitiveness.*	Financial Risk	Medium-term	Yes
Transporting New Products due to the Shift Towards Renewable Energy *Hafnia operates in the shipping industry, where growing demand for alternative energy and chemical transportation presents an opportunity.*	Financial Opportunity	Long-term	Yes
Extreme Weather Conditions resulting in Physical Damage to Vessels, Marine Infrastructure, Posing a Threat to the Safety of our Seafarers *Extreme weather can damage vessels and infrastructure, disrupt ports and schedules, increase costs, posing a threat to the safety of our seafarers.*	Financial Risk	Long-term	No
ESRS E2 Pollution			
Air Pollution from Non-GHG Emissions *The operation of Hafnia's vessels releases pollutants, that negatively affect air quality and contribute to environmental degradation.*	Actual Negative Impact	Short-term, Medium-term, Long-term	Yes
ESRS E4 Biodiversity and Ecosystems			
Release of Invasive Alien Species *The discharge of untreated ballast water from Hafnia's vessels is highly unlikely, as all ballast water is treated prior to discharge and meets international standards. In the rare event of untreated discharge, it can introduce invasive species and harmful pathogens into new ecosystems, disrupting marine biodiversity and threatening local habitats.*	Actual Negative Impact	Short-term, Medium-term	Yes

General Disclosures   Contents Page | Disclosure Requirements   13

IRO Name	IRO Category	Time Horizon	Connection to Strategy
Marine Biodiversity and Ecosystem Degradation *Vessel passage through marine protected areas can generate noise and water pollution and may physically damage sensitive habitats, potentially affecting vulnerable marine species, despite Hafnia's mitigation measures.*	Actual Negative Impact	Short-term	No
Environmental Disasters such as Cargo Spills or Environmental Incidents *Oil spills can cause environmental damage, require costly remediation, and pose significant reputational and financial risks.*	Financial Risk	Short-term	Yes
ESRS E5 Resources Use and Circular Economy			
Ship Recycling / Scrapping *Improper recycling of vessels can lead to unsafe handling of hazardous materials, causing pollution of the ocean, soil, and air.*	Potential Negative Impact	Short-term, Medium-term, Long-term	Yes
ESRS S1 Own Workforce			
Employee and Crew Well-being *Hafnia prioritizes physical and mental well-being, thereby strengthening morale and improving long-term organizational performance.*	Actual Positive Impact	Short-term, Medium-term	Yes
Diversity, Inclusion, Belonging and Equity *Hafnia promotes an inclusive workplace for a globally diverse workforce, enhancing female seafarer support, reducing conflict, and fostering a cohesive, high-performing environment.*	Actual Positive Impact	Short-term, Medium-term, Long-term	Yes
Harassment and Misconduct *A challenging work environment can lead to harassment and discrimination, harming employee well-being and productivity.*	Potential Negative Impact	Short-term, Medium-term, Long-term	Yes
Personnel Incidents Onboard *Some onboard operations are high risk and can lead to seafarer injuries.*	Actual Negative Impact	Short-term, Medium-term, Long-term	Yes
Piracy or other Attacks on Vessels *Piracy, terrorism, smuggling, and other activities can threaten crew safety, disrupt operations, and result in vessel detentions, fines, or cargo delays.*	Potential Financial Risk	Short-term	Yes
Talent Attraction and Retention *Strong talent attraction and retention support smooth operations, lower hiring costs, and reduce skills gaps.*	Potential Financial Opportunity	Short-term	Yes

General Disclosures

Contents Page | Disclosure Requirements

14

IRO Name	IRO Category	Time Horizon	Connection to Strategy
ESRS S2 Workers in the Value Chain			
Human Rights and Forced Labor *Suppliers in high-risk regions may expose Hafnia's supply chain to risks of labor exploitation and unsafe working conditions, requiring strong oversight and human rights safeguards.*	Potential Negative Impact	Short-term, Medium-term, Long-term	Yes
ESRS G1 Governance			
Ethical Behavior, Governance, and Operations *Hafnia's governance framework and compliance culture promote ethical conduct and protect the company and stakeholders from financial and reputational harm.*	Actual Positive Impact	Short-term, Medium-term, Long-term	Yes
Safe-Guarding Whistle-Blowers *Strong anti-retaliation measures protect employees and third parties who report misconduct, reinforcing accountability and strengthening trust in Hafnia's operations.*	Actual Positive Impact	Short-term	Yes
AI, Data Privacy, and Cyber Risks *Cyber incidents or data breaches can disrupt operations, compromise critical information, incur regulatory fines, and create significant financial losses, making strong digital governance essential.*	Financial Risk	Short-term	Yes
Compliance Breach *Non-compliance with international, national, or local laws could lead to fines, sanctions, and reputational harm; Hafnia maintains high standards to prevent breaches.*	Financial Risk	Short-term	Yes
Reputational Effects from Corruption and Bribery *Operating in high-risk regions exposes Hafnia to bribery and corruption risks that can lead to operational disruption, fines, and reputational harm.*	Financial Risk	Short-term	Yes

How Material Impacts Originate from, or are Connected to Strategy and Business Model

Material impacts identified through our assessment are integrated into our corporate strategy and business model. This is supported by targeted policies and, for most impacts, defined targets. A resilience analysis to evaluate the ability of our strategy and business model to address material risks and opportunities has not yet been conducted.

Financial Effects of Material Risks and Opportunities

At this stage, numerical financial scenarios have not been incorporated into the assessment of material risks and opportunities. Instead, a qualitative scenario analysis was used.

General Disclosures | Contents Page | Disclosure Requirements | 15

 IRO-1  General Disclosures  16  Contents Page | Disclosure Requirements  Description of the Processes to Identify and Assess Material Impacts, Risks and Opportunities  Methodology and Process  Hafnia first conducted its Double Materiality Assessment (DMA) in 2024 in accordance with ESRS disclosure requirements and refreshed it in 2025 to ensure continued relevance. The DMA follows the same reporting boundaries as the annual report and covers both its own operations and the value chain.  Scoring: Impact Materiality  Both positive and negative impacts are assessed. An impact was considered material if the average score for scale, scope, irremediable (for negative impacts), and likelihood (for potential impacts) exceeded three. For negative impacts, both actual and potential, a topic is also considered material if any single criterion (scale, scope, or irremediability) scores above three, even if the overall average is below three.  Connections of Impacts and Dependen-cies with Risks and Opportunities Hafnia’s impacts are closely linked to key dependencies that shape both risks and opportunities across its operations. Emissions-related impacts, including vessel-related Scope 1 and 3 emissions and air pollution from non-greenhouse gas (GHG) sources, heighten transition and compliance risks and link directly to dependencies such as regulatory developments and vessel scrapping practices. At the same time, market dependencies driven by the energy transition create opportunities to expand sustainable freight solutions and transport new products.  Social impacts connected to employee well-being, Diversity, Inclusion, Belonging, and Equity (DIBE) initiatives, and talent attraction support operational stability and long-term competitiveness, while governance dependencies strengthen risk management in areas such as environmental compliance, workforce well-being, and safety culture.  Scoring: Financial Materiality  For financial materiality, risks and opportu-nities were deemed material if the average magnitude and likelihood exceeded three. Magnitude and likelihood are each rated on a scale from zero (no effect or impossible) to five (catastrophic or almost certain).  This year, a qualitative approach was used, and no monetary values were assigned due to the complexity and uncertainty of quantification.  Decision-Making Process and Internal Control Procedures  The ESG Team led the development and execution of the DMA, including stakeholder engagement, IRO scoring, prioritization, and validation. Results were shared with and validated by the Executive Management Team and Audit Committee.  Integration into our Enterprise Risk Management Process and Prioritization Sustainability-related risks are integrated into our Enterprise Risk Management framework and shape the overall risk profile and decision-making. All risks are prioritized in the Risk Register using a scoring system  based on impact, likelihood, vulnerability and speed of onset.  Immaterial ESRS Standards  We have omitted all disclosure requirements under the topical standards ESRS E3: ‘Water and Marine Resources’, ESRS S3: ‘Affected Communities’, and ESRS S4: ‘Consumers and End-users’, as these topics were assessed as not material in our DMA.  DMA Process Steps  As part of the DMA, no significant changes were made to the material topics. One governance topic was refined to include artificial intelligence, reflecting its growing relevance to operations and risk. AI is included under the Data Privacy and Cyber Risk IRO due to its link to data governance, security and responsible technology use.  Management of supplier relationships, including payment practices, was assessed as material in 2024. Following our updated DMA, this is no longer considered material and therefore not reported.  Elements of supplier management that remain relevant are addressed in G1.

Figure 3 Process of Double Materiality Assessment

1 Preparation

- Reassessment of topics based on the 2024 baseline assessment to evaluate retention, consolidation, or removal of topics.
- Refinement of IRO descriptions and scoring of financial and impact topics.

2 Identification of Internal and External Stakeholders

- Refreshed internal and external stakeholders to participate in the materiality assessment including previously engaged stakeholders.
- Note: We did not include affected communities impacted by Hafnia's operations or those affected by our suppliers' operations as part of internal or external stakeholders.

3 Stakeholders Engagement

- Engaged relevant stakeholders through interviews to validate topics identified as material and non-material and to gather additional insights, considerations, and expectations.

4 Assessing Materiality

- Materiality of the topic was evaluated by CEO, CFO, and Head of Investor Relations' review of scoring for both financial and impact materiality.

5 Validation and Reporting

- Review session with CEO, CFO, and Head of Investor Relations.
- Results approved by the Audit Committee and Board of Directors.

E1-IRO-1

Description of the Processes to Identify and Assess Material Climate-Related Impacts, Risks, and Opportunities

Process to Assess Impacts on Climate Change

In line with ESRS 2, Hafnia conducted a comprehensive materiality assessment, leveraging insights from our previous reporting, GHG emissions analysis, the 2023 Task Force on Climate-related Financial Disclosures (TCFD) exercise, and the annual Enterprise Risk Management process to strengthen our understanding of climate-related impacts and risks.

Process to Assess Climate-Related Physical Risks

As part of our 2023 TCFD assessment, we identified and assessed climate-related physical risks to the business. We analyzed two climate risk scenarios: a 1.5-degree Celsius and a 3-degree Celsius pathway.

These risks are not reflected in our financial statements, as no climate-related assumptions were incorporated. This analysis supported the identification of climate-related risks and opportunities across short-, medium-, and long-term horizons for the DMA.

For both scenarios, physical impacts were assessed at a high-level, focusing on vessels and seafarers and excluding the broader value chain. The assessment did not include a detailed hazard analysis, as significant physical climate impacts on business activities are not currently anticipated.

Based on the DMA, we identified one material acute climate-related physical risk, where extreme weather conditions may cause damage to vessels and marine infrastructure, posing safety risks to seafarers.

Process to Assess Climate-Related Transition Risks

As part of our TCFD exercise, we identified and assessed the impact of key climate-related transition factors on our operations, excluding the broader value chain. These included short-term decarbonization policies, medium-term advances in renewable energy, and long-term shifts in energy sources. The analysis assessed how regulatory, technological, and market changes could affect business activities.

As part of our DMA, we identified one material climate-related transition risk: potential non-compliance with emerging environmental regulations, which could increase operational costs and exposure to fines or legal action. The assessment also identified a material opportunity: providing new services - sustainable freight solutions.

Several other transition-related risks and opportunities were identified but assessed as non-material. These include potential delays in achieving our Net-Zero target, the risk of investing in unsuitable technology, and reputational challenges linked to the decline in fossil fuel demand.

E2-IRO-1

Description of The Process to Identify and Assess Material Impacts, Risks, and Opportunities Related to Pollution

In addition to the DMA, Hafnia worked with the technical team and external managers to assess the impacts of pollution on its operations. Pollution impacts across the broader value chain have not yet been assessed, and E2 therefore focused only on direct operations.

General Disclosures

Contents Page | Disclosure Requirements

17

 E3-IRO-1  Description of The Processes to Identify and Assess Material Water and Marine Resources-Related Impacts, Risks and Opportunities  Hafnia’s core operations focus on transportation and do not involve significant water-intensive activities or marine resource use. Therefore, this topical standard has been assessed as non-material.  E4-IRO-1  Description of the Process to Identify and Assess Material Biodiversity and Ecosystem-Related Impacts, Risks, and Opportunities  Process to Assess Impacts on Biodiversity and Ecosystems  As part of our DMA, Hafnia assessed its operational impacts on biodiversity, species, ecosystems and ecosystem services, excluding impacts on the value chain. No material dependencies on biodiversity  or ecosystems were identified, as Hafnia operates as a service provider and does not directly rely on natural resources for its core activities.  Process To Assess Transition, Physical and Systemic Risks Related to Biodiversity and Ecosystems  At this stage, we have not assessed any transition or physical risks or opportunities related to biodiversity and ecosystems. Systemic risks were also not considered in this year’s DMA.  Consultations with Affected Communities Hafnia did not conduct direct consultations with affected communities for biodiversity and ecosystem IROs, as it does not operate on land or near communities; therefore the disclosure is considered not applicable.  Sites Located in or Near Biodiversity-Sensitive Areas  Hafnia considers the impact of vessel operations in or near Marine Protected Areas (MPAs) in line with IMO regulations. Further details can be found in the E4 section on our impact and mitigative actions.  The Necessity of Biodiversity Mitigation Measures  Our assessment identified no immediate need for additional biodiversity mitigation measures. Section E4 outlines the actions that Hafnia has taken to support biodiversity protection. We continue to evaluate opportunities to collaborate with external partners.  E5-IRO-1  Description of the Processes to Identify and Assess Material Resource Use and Circular Economy-Related Impacts, Risks and Opportunities  Process to Assess Impacts on Resource Use and Circular Economy  Resource use and circular economy considerations were guided through the DMA. No specific screening methodologies or community consultations were applied, and supply chain waste was not included in the assessment.  G1-IRO-1  General Disclosures  18  Contents Page | Disclosure Requirements  Description of The Processes to Identify and Assess Material  Impacts, Risks, and Opportunities in Relation to Business Conduct Matters  Hafnia assessed all locations, activities, and applicable laws and regulations when identifying material IROs, ensuring governance considerations are embedded across operations, and aligned with regulatory requirements, local legislation, and best practices.

 Environment  Contents Page | Disclosure Requirements  19  General Disclosures | Environment | Social | Governance | Limited Assurance Report

 EU Taxonomy Reporting  in 2025  The EU Taxonomy is a classification system established by the European Union to improve transparency around companies’ business activities and identify those considered environmentally sustainable. To be classified as sustainable under the Taxonomy rules, an activity must be both eligible (fall within the scope of the Taxonomy) and aligned (meet its technical screening requirements and comply with minimum safeguards).  As required by Regulation (EU) 2020/852, Hafnia discloses the share of its revenues, capital expenditures (CAPEX), and operating expenditures (OPEX) that are taxonomy-eli-gible and taxonomy-aligned. Hafnia’s disclo-sures have been assessed and prepared in line with the relevant Delegated Regulations (EU) 2021/2178 and 2021/2139 (Climate Delegated Act). Hafnia has not opted to apply the new amendments introduced by Delegat-ed Regulation (EU) 2026/73.  Eligible Economic Activities  We have identified our taxonomy-eligible activities by screening the economic activities in the Climate Delegated Act. Hafnia’s core activities include chartering  and operating vessels, as well as performing maintenance and repairs on our owned fleet. We also manage and operate time-chartered-in vessels and vessels on behalf of our pool partners.  The operations related to our owned vessels are classified under the EU Taxonomy category Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities (CCM 6.10), and are considered Taxonomy-eligible.  However, we consider our activities that generate income from external vessels to be ineligible under the EU Taxonomy. This is the case for vessels on time-chartered-in arrangements as well as in the Disponent Owner Pool.  Aligned Economic Activities  An activity is considered aligned when it  contributes substantially to one or more of the EU’s environmental objectives, does not significantly harm any of those objectives, and is carried out in compliance with minimum social safeguards. From there, we have screened the eligible activities for alignment with the EU Taxonomy under two  environmental objectives: Climate change mitigation and Climate change adaptation.  Climate Change Mitigation  Under the EU Taxonomy’s technical criteria, vessels primarily used to transport fossil fuels are not eligible for alignment. Therefore, only Hafnia’s chemical tankers and IMO Type II tankers, which can carry chemicals, were considered for alignment. To qualify, a vessel must also have an Energy Efficiency Design Index (EEDI) at least 10% below the required levels of 1 April 2022 and be capable of operating on net-zero direct CO2 emission fuels or renewable sources, including biofuels. Based on these criteria, 31 vessels in Hafnia’s fleet are considered EU Taxonomy-aligned.  In addition, Hafnia has been assessed as ‘Do No Significant Harm (DNSH)’ to any of the other six environmental objectives under the EU Taxonomy. Hafnia has also implemented and maintains effective minimum safeguards in line with Article 18 of the Taxonomy Regulation.  Climate Change Adaptation  None of Hafnia’s activities were found to make a substantial contribution under the  technical screening criteria for this specific environmental objective. As a result, no activities were identified as EU Taxonomy-aligned for this objective.  Environment | EU Taxonomy Reporting in 2025  20  Contents Page | Disclosure Requirements  Accounting Methodologies – Taxonomy KPI  The scope of the EU Taxonomy is aligned with that of our Consolidated Financial Statements. Our accounting policies for the taxonomy KPIs are based on our interpretation of Annex I to the Delegated Act on Disclosures (Commission Delegated Regulation (EU) 2021/4987) and on available guidelines from the European Commission.  Revenue (Turnover)  Revenue generated from Hafnia’s owned vessels (excluding time-chartered-in vessels), amounting to USD 1,189,824K, is considered eligible. In contrast, revenue from time-chartered-in (TC-in) vessels, totaling USD 232,007K, is considered not eligible. Together, these two components correspond to the line item ‘Revenue (Hafnia Vessels and TC Vessels)’ as presented in Note three of the Consolidated Financial Statements.

 Additionally, revenue of USD 860,078K from external vessels operating within disponent-owner pools, which is part of total revenue, is considered not eligible. It aligns with the line item ‘Revenue (External Vessels in Disponent-Owner Pools)’, also disclosed in note three of the Consolidated Financial Statements.  Revenue associated with taxonomy-aligned activities refers to the income from the 31 vessels that meet the EU Taxonomy criteria.  CAPEX  CAPEX as defined in the Taxonomy is consid-ered equivalent to the additions to ‘Property, Plant and Equipment’, as set out in note seven to the Consolidated Financial Statements.  Eligible CAPEX includes CAPEX linked to our own vessels and equivalent to the additions to ‘Property, Plant and Equipment’. It ex-cludes carbon credits that are additions to ‘Intangible assets’.  Aligned CAPEX refers to the portion of eli-gible CAPEX associated with the 31 vessels classified as EU Taxonomy-aligned.  OPEX  OPEX, as defined in the Taxonomy covers expenditures directly related to maintenance and repair, and any other direct expenditure relating to the day-to-day servicing of vessels. Accordingly, OPEX has been calculated by including all repair and maintenance expenses, along with a proportion of crew costs specifically attributed to these activities. The allocation of crew-related expenses was determined in consultation with the Head of Internal and External Fleet, using an agreed-upon percentage.  Eligible OPEX includes all OPEX as defined by the EU Taxonomy, as this is exclusively allocated to vessels, with vessels under TC-in arrangements excluded by definition, and no other assets encompassed within its scope.  Aligned OPEX refers to the portion of eligible OPEX associated with the 31 vessels classified as EU Taxonomy-aligned.  Table 9 Quantitative breakdown of aligned CAPEX  Aligned CAPEX Category  2025  (USD ‘000)  Additions to Property, Plant and Equipment  43,535  Internally Generated or Purchased Intangibles  0  Right-of-Use Assets  0  Thereof Acquired through Business Combinations  0  Total  43,535  Table 10 Nuclear and Fossil Gas Related Activities  Nuclear Energy Related Activities  The undertaking carries out, funds, or has exposures to research, development, demonstration, and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.  Environment | EU Taxonomy Reporting in 2025  21  Contents Page | Disclosure Requirements  No  The undertaking carries out, funds, or has exposures to the construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.  No  The undertaking carries out, funds, or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.  No  Fossil Gas Related Activities  The undertaking carries out, funds, or has exposures to the construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.  No  The undertaking carries out, funds, or has exposures to the construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.  No  The undertaking carries out, funds, or has exposures to construction, refurbishment, No  and operation of heat generation facilities that produce heat/cool using fossil gaseous  fuels.

Table 11 Proportion of Turnover from Products or Services Associated with Taxonomy-Aligned Economic Activities

				Substantial Contribution Criteria						DNSH Criteria ('Does Not Significantly Harm')										
Economic Activities (1)	Code (2)	Absolute Turnover (3)	Proportion of Turnover (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Taxonomy aligned proportion of total turnover, year N (18)	Taxonomy aligned proportion of total turnover, year N-1 (19)	Category (enabling activity) (20)	Category (transitional activity) (21)
		USD'000	%	%	%	%	%	%	%	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	*Y/N*	%	%	*E*	*T*
A. TAXONOMY-ELIGIBLE ACTIVITIES			**52%**																	
A.1. Environmentally sustainable activities (Taxonomy-aligned)																				
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		389,698	17%	17%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	17%	16%		T
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**389,698**	**17%**	**17%**	**0%**	**0%**	**0%**	**0%**	**0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**17%**	**16%**	**0%**	**17%**
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																				
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		800,127	35%																	
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**800,127**	**35%**																	
Total (A.1+A.2)		**1,189,824**	**52%**																	
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
Turnover of Taxonomy-non-eligible activities		**1,092,085**	**48%**																	
Total (A+B)		**2,281,909**	**100%**																	

Environment | EU Taxonomy Reporting in 2025 **Contents Page | Disclosure Requirements** **22**

Table 12 Proportion of CAPEX from Products or Services Associated with Taxonomy-Aligned Economic Activities

				Substantial Contribution Criteria						DNSH Criteria ('Does Not Significantly Harm')										
Economic Activities (1)	Code (2)	Absolute CAPEX (3)	Proportion of CAPEX (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Taxonomy aligned proportion of CAPEX, year N (18)	Taxonomy aligned proportion of CAPEX, year N-1 (19)	Category (enabling activity) (20)	Category (transitional activity) (21)
		USD'000	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%		E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES			**95%**																	
A.1. CAPEX of environmentally sustainable activities (Taxonomy-aligned)																				
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		43,535	21%	21%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	21%	23%		T
Of which enabling			0%	0%	0%	0%	0%	0%	0%								0%	0%		
Of which transitional			0%	0%	0%	0%	0%	0%	0%								0%	0%		
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**43,535**	**21%**	**21%**	**0%**	**0%**	**0%**	**0%**	**0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**21%**	**23%**	**21%**	**21%**
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned)																				
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		149,595	73%																	
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**149,595**	**73%**																	
Total (A.1+A.2)		**193,130**	**95%**																	
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
CAPEX of Taxonomy-non-eligible activities		**11,217**	**5%**																	
Total (A+B)		**204,347**	**100%**																	

Environment | EU Taxonomy Reporting in 2025 Contents Page | Disclosure Requirements 23

Table 13 Proportion of OPEX from Products or Services Associated with Taxonomy-Aligned Economic Activities

				Substantial Contribution Criteria						DNSH Criteria ('Does Not Significantly Harm')										
Economic Activities (1)	Code (2)	Absolute OPEX (3)	Proportion of OPEX (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Taxonomy aligned proportion of OPEX, year N (18)	Taxonomy aligned proportion of OPEX, year N-1 (19)	Category (enabling activity) (20)	Category (transitional activity) (21)
		USD'000	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%		E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES			**100%**																	
A.1. Environmentally sustainable activities (Taxonomy-aligned)																				
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		45,523	28%	28%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	28%	31%		T
OPEX of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**45,523**	**28%**	**28%**	**0%**	**0%**	**0%**	**0%**	**0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**28%**	**31%**	**0%**	**28%**
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																				
Sea and coastal freight water transport, vessels for port operations and auxiliary activities		114,388	72%																	
OPEX of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**114,388**	**72%**																	
Total (A.1+A.2)		**159,911**	**100%**																	
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
OPEX of Taxonomy-non-eligible activities		**0**	**0%**																	
Total (A+B)		**159,911**	**100%**																	

Environment | EU Taxonomy Reporting in 2025 **Contents Page | Disclosure Requirements** **24**

E1-Climate Change

HAFNIA
Member of BW Group

E1-SBM-3

Material Impacts, Risks and Opportunities, and their Interaction with Strategy and Business Model

Climate-Related Physical Risks and Climate-Related Transition Risks

As part of our Double Materiality Assessment, Hafnia identified two financially material climate-related transition and physical risks:

- Compliance with new environmental regulations
- Extreme weather causing damage to vessels, marine infrastructure, and posing safety risks to our seafarers

Resilience Analysis

While a comprehensive assessment of climate-related physical and transition risk resilience has not yet been completed, these risks are included in Hafnia's ERM framework, which incorporates vulnerability assessments and mitigation measures. Hafnia also conducts ongoing analysis of oil demand forecasts to assess potential financial impacts.

E1-GOV-3

Integration of Sustainability-Related Performance in Incentive Schemes

Hafnia's Executive Management compensation includes both fixed and incentive-based components, aligned with Hafnia's remuneration policy.

Climate-related performance indicators are assessed annually and may be factored into variable pay at the discretion of the Remuneration Committee, with no fixed portion linked to climate metrics.

In 2025, the climate-related Key Performance Indicators for the CEO and CFO were to remain on track towards net-zero by 2050 and a 40% reduction in carbon intensity by 2028 (compared to the 2008 baseline).

Table 14 Material Climate-Related Impacts, Risks, and Opportunities on Climate Change

IRO	IRO Category	Target Group	Systemic/ Individual Incidents
Vessel Operating Emissions (Scope 1 and 3 emissions)	Actual Negative Impact	Environment	Systemic
Providing New Services: Sustainable Freight Solutions	Financial Opportunity	Hafnia's Overall Company	Systemic
Compliance with New Environmental Regulations	Financial Risk	Hafnia's Overall Company	Systemic
Transporting New Products due to the Shift Towards Renewable Energy	Financial Opportunity	Hafnia's Overall Company	Systemic
Extreme Weather Conditions Resulting in Physical Damage to Vessels, Marine Infrastructure, and Threat to the Safety of our Seafarers	Financial Risk	Hafnia's Overall Company	Individual Incidents

Environment | E1-Climate Change

Contents Page | Disclosure Requirements

25

HAFNIA
Member of BW Group

E1-1

Transition Plan for Climate Change Mitigation

Transition Plan for Climate Change Mitigation

Hafnia's climate strategy aims to lead the transition to greener shipping and is built on three pillars:

- **Driving long-term industry change through alternative fuels and cleaner solutions**
- **Optimizing vessel performance**
- **Ensure transparency in emissions reporting to make informed decarbonization decisions**

Our main targets, driven by energy-saving measures, physical efficiency upgrades, and a proactive fleet renewal strategy are:

40% by 2028	A 40% reduction in carbon intensity by 2028 (compared to the 2008 baseline) ahead of the IMO deadline
NET ZERO by 2050	Reaching net-zero by 2050 in line with the Paris Agreement, for Scope 1 emissions.

Hafnia's current climate transition plan does not yet include a detailed multi-year roadmap showing how the business model and strategy will align with the Net-Zero target. In 2026, we will assess the feasibility of a comprehensive transition plan with clearly defined steps to achieve Net-Zero. The complexity of this task is increased by ongoing uncertainties regarding the availability of future fuels, emerging technologies, and the changing nature of our vessel fleet. Despite uncertainties about future fuels, technologies, and fleet development, key decarbonization levers and short-, medium-, and long-term actions have been identified to support progress.

Decarbonization Levers and Key Actions

Our current transition plan outlines the key actions we are taking to achieve a 40% reduction in carbon intensity by 2028 (compared to the 2008 baseline). This strategy is built around three core decarbonization levers, as detailed on Table 15.

Operational Expenditures (OPEX) and Capital Expenditures (CAPEX) Required for Implementation of Action Plan

Hafnia does not publicly disclose the OPEX and CAPEX allocated to its Climate Strategy. This information is commercially sensitive and could impact Hafnia's innovation strategy, bargaining power, and negotiation position in vessel transactions.

Potential Locked-In GHG Emissions from Key Assets and Products

While Hafnia's newbuild vessels are equipped with dual-fuel capabilities for alternative fuels like methanol or LNG, most of the existing fleet still runs on fossil fuels, creating potential medium-term GHG lock-in. These locked-in emissions could slow the pace of decarbonization if lower carbon fuels and technologies don't scale up quickly enough. Hafnia manages this risk through its ongoing fleet modernization strategy, as described in the section 'Decarbonization Levers and Key Actions'.

Aligning Our Economic Activities (Revenues, CAPEX, OPEX) With Criteria Established by The EU Taxonomy

Hafnia does not currently plan to align its economic activities with the EU Taxonomy criteria. For further details on the EU Taxonomy, refer to page 20.

Significant CAPEX Amounts Invested During Reporting Period Related to Coal, Oil, and Gas-Related Economic Activities

Hafnia activities are not classified under the 'statistical classification of economic activities' in the European Community (NACE) codes for Coal, Oil, or Gas-related activities; therefore no CAPEX is allocated to such activities.

Exclusion from EU Paris-Aligned Benchmarks

Hafnia does not meet any of the exclusion criteria set out in Article 12(1)(a)-(g) of the regulation and therefore is not excluded from the EU Paris-aligned benchmarks.

How Our Transition Plan Is Embedded in and Aligned with Overall Business Strategy and Financial Planning

Hafnia's Climate Strategy is integrated into our overall business strategy and financial planning, providing a structured and accountable approach to decarbonization (see ESRS 2 and E1-GOV 3).

The transition plan is approved by the Executive Management Team (EMT) and endorsed by the Board of Directors, with capital allocation decisions balancing decarbonization goals, regulatory requirements, and long-term financial sustainability

Progress in Implementing Transition Plan

Progress against key transition plan targets is reviewed regularly and reported quarterly to the Board of Directors. As of 2025, Hafnia remains on track to achieve a 40% reduction in carbon intensity by 2028 (compared to the 2008 baseline). Progress towards the target is detailed in E1-3.

Environment | E1-Climate Change   Contents Page | Disclosure Requirements   26

Table 15 Material Climate-Related Impacts, Risks, and Opportunities on Climate Change

Core Decarbonization Levers		
Optimize Fleet Operations (Short-Term)		
Operational Excellence		Hafnia has installed AI-driven Smartship technology on 32 vessels. The technology collects sensor data with minimal manual input to support proactive corrective actions. The system is designed to enhance vessel performance and support emissions reduction by using real-time data to optimize fuel consumption and engine efficiency. Its predictive maintenance function supports the identification of potential issues at an early stage. These digital insights contribute to a better understanding of fleet performance and support efforts toward more efficient and lower-emission operations.
Enhancing Data Transparency		• In collaboration with DNV, Hafnia uses the 'Emissions Connect' platform to obtain class-verified emissions data and Carbon Intensity Indicator (CII) ratings on a voyage-by-voyage basis for all operated vessels. This platform allows the monitoring and tracking of emissions data, helping us identify areas where emissions can be reduced. It also supports greater transparency with our customers and increases overall awareness of emission performance. • Hafnia promotes the use of mass flow metering (MFM) for bunkering and consumption to ensure accurate fuel measurement and performance assessment. Through Seascale Energy, Hafnia co-launched the Bunkering Services Initiative (BSI) in the Amsterdam-Rotterdam-Antwerp region in December 2025, supporting wider MFM adoption and improving transparency in fuel quantity and quality trans.
Optimizing Technical Performance of the Fleet (Short to Mid-Term)		
Modern and Dynamic Fleet		Hafnia optimizes vessel design and propulsion systems in all newbuilds and maintains a modern fleet through a proactive renewal strategy.
Energy-Saving Devices Onboard		Physical efficiency technologies are installed across applicable vessels. In 2025, these included: • Mewis Ducts, Boss Cap Fins, LED lighting, Variable Frequency Drives (VFD), Trim optimization systems, 3-way condensate valves, Preheater harbor pumps, waste heat recovery systems as well as software update for electronically controlled engines to improve efficiency. • Our Technical team is actively testing next-generation technologies such as Wind Assisted Propulsion (WAP), fuel cells, advanced propeller designs, and innovative hull designs.
Develop and Implement the Clean Solutions of Tomorrow (Mid to Long-Term)		
Preparing for Alternative Fuels Propulsion	Dual-Fuel Vessels	Hafnia continues to grow our dual fuel fleet. We have operated four dual-fuel LNG vessels since 2024, and more recently, expanded with three dual-fuel methanol vessels delivered in 2025, with the fourth and final dual-fuel methanol vessel of this newbuild program delivered in January 2026.
	Biofuel Bunkering	Through Seascale Energy, Hafnia is strengthening renewable fuel sourcing to support the industry's decarbonization efforts and meet FuelEU Maritime requirements.
	Ammonia Bunkering	Hafnia has collaborated with DNV and the Maritime and Port Authority of Singapore (MPA) to explore the feasibility of ammonia as a future bunkering fuel.
Ammonia Production and Transportation		Hafnia, alongside ExxonMobil and MOL, has invested in Clean Hydrogen Works to support the development of the Ascension Clean Energy (ACE) project, a large-scale clean hydrogen ammonia production and export hub. Subject to Final Investment Decision (FID), the project aims to supply clean ammonia to Europe and Asia. Hafnia plans to further support this effort by constructing four or five Very Large Ammonia Carriers (VLACs).
Alternative Energy Transportation Readiness	CO_2 Transport	Hafnia has developed designs for Liquefied CO_2 (LCO_2) and Very Large CO_2 ($VLCO_2$) carriers for medium- and long-range CO_2 transport.
	Biofuel Transport	In 2025, we completed 83 voyages transporting used cooking oil for biofuel production.

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 E1-2  Policies Related to Climate Change Mitigation and Adaptation  While we do not have a standalone policy, our approach to climate change is guided by our Climate Strategy, which defines targets and pillars that address material climate-related impacts, risks, and opportunities.  E1-3  Actions and Resources in Relation to Climate Change Policies  Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities  Actions to address most material climate-related IROs are embedded in Hafnia’s energy transition plan (see E1-1). The remaining risk relates to potential non-compliance with stricter energy efficiency, fuel, and emissions regulations. Hafnia manages this through proactive regulatory engagement, including industry forums, dialogue with legislators and consultants, and regular updates to management and the Board on regulatory developments and required actions.  Climate Change Mitigation Actions Presented by Decarbonization Lever Hafnia’s current decarbonization levers are presented in E1-1.  Achieved and Expected GHG Emission Reductions  Hafnia monitors progress towards its emissions reduction targets using the Annual Efficiency Ratio (AER), a key maritime metric for vessel carbon efficiency.  The AER quantifies CO2 emissions per unit of cargo-carrying capacity (deadweight tonnage, or DWT) per nautical mile, expressed as CO2 per deadweight ton-mile (g CO2/dwt*nm). It is calculated on an equity basis reflecting Hafnia’s ownership share and responsibility for emissions reductions. In 2025, Hafnia achieved an AER of 5.08, representing a 35% reduction in carbon intensity versus the IMO’s 2008 baseline, keeping us on track to reach our 40% reduction target by 2028. Refer to Table 16.  Table 16 AER Metrics  The AER methodology differs from Scope 1 emissions reporting under CSRD which is based on financial and operational control. Further details on methodologies and emissions are provided in section E1-6.  Significant CAPEX and OPEX Required  to Implement Actions Taken or Planned Each year, the technical team assesses the investment needs for retrofits, new technologies and training as part of the annual budgeting and business planning process. New energy-saving initiatives are supported by dedicated business cases.  As noted in E1-1, Hafnia does not disclose OPEX or CAPEX for these actions due to commercial sensitivity. Hafnia does not plan to align its activities with the EU Taxonomy and therefore has no related significant OPEX or CAPEX.  Unit  2025 vs  2024  2025  Baseline  2024 (2008)  Number of vessels included in the emission calculation for the year  Number  -5.6%  118  Baseline  125 is derived from IMO data  Annual Efficiency Ratio (AER)  g/DWT-NM  -1.4%  5.08  5.15 7.84  Purpose  Hafnia Climate Strategy  Share general objectives and key targets for our  transition to greener shipping  Accountability Function  Chief Executive Ofﬁcer  Sustainability Matters Addressed  Climate Change Mitigation  Climate Change Adaptation  Energy Efﬁciency  Renewable Energy Deployment  Vessel Operating Emissions (Scope 1 and 3 emissions)  Providing new services: Sustainable freight solutions  Compliance with new environmental regulations  Transporting new products due to shift towards renewable energy  Extreme weather conditions resulting in physical damage to vessels, marine infrastructure, and threat to the safety of our seafarers  Correspondence with Impacts, Risks and Opportunities  Environment | E1-Climate Change  28  Contents Page | Disclosure Requirements

E1-4

Targets Related to Climate Change Mitigation and Adaptation

Table 17 GHG Emission Reduction Targets to Manage Material Impacts, Risks, and Opportunities

Targets	Unit	2028 Target	2050 Target
Carbon Intensity Reduction Target for Scope 1 Emissions	Percentage	40%	100%
Absolute Scope 1 Emissions	Metric tonnes CO_2e	-	Net Zero Emission
Absolute Scope 2 Emissions	Metric tonnes CO_2e	-	-
Absolute Scope 3 Emissions	Metric tonnes CO_2e	-	-

As part of Hafnia's climate strategy, we target a 40% reduction in carbon intensity by 2028 (compared to the 2008 baseline) - achieving the IMO's 2030 target for the shipping industry two years ahead of schedule.

The focus on carbon intensity ensures comparability despite fleet changes and covers CO_2 emissions from all owned vessels on an equity-share basis. The 2008 baseline aligns with the GHG Strategy, with progress reported in E1-3.

Hafnia also targets net-zero Scope 1 emissions by 2050. While not science-based, the target aligns with the Paris Agreement and the IMO's 2050 pathway and has not yet been externally assured. No targets are currently set for Scope 2 emissions, as they are non-material, or for Scope 3 emissions, though developments are monitored and future targets may be considered.

Involvement of Stakeholders to Set Targets

Target setting is led by the Technical and ESG Teams, with review and approval by the Executive Management Team and the Board of Directors. While external stakeholders were not directly involved, their feedback is considered through the double materiality assessment.

Expected Decarbonization Levers and Their Overall Quantitative Contributions to Achieve the GHG Emission Reduction Target

Our decarbonization levers are detailed in section E1-1. Each vessel performance initiative is assessed through a structured business case process that evaluates technical feasibility, emissions-reduction potential, cost, regulatory alignment, and data insights. Viable options proceed to feasibility studies, engineering review, and vendor pricing, followed by vessel-suitability assessments to quantify the emissions impact. Initiatives not currently feasible are retained for future consideration.

Climate scenarios have not been considered when assessing environmental, societal, technological, market, and policy-related developments for identifying decarbonization levers.

Hafnia has taken extensive and progressively more refined measures to enhance propulsion and fuel efficiency across the fleet, forming a central pillar of the company's broader strategy to reduce greenhouse gas emissions and support long term sustainability goals.

Over recent years, these efforts have matured into a coordinated program involving hull performance improvements, engine efficiency upgrades, and the adoption of advanced energy saving technologies - all contributing meaningfully to operational efficiency and emissions reduction.

All Hafnia vessels are coated with high-performance antifouling systems designed to maintain a clean, low friction hull surface for extended periods. This not only minimizes marine growth but also ensures vessels maintain optimal hydrodynamic performance throughout their dry docking cycle. By reducing drag and enhancing water flow along the hull, these coatings improve propulsion efficiency, leading to tangible reductions in fuel consumption and associated GHG emissions.

In addition, Wake Equalizing Devices (WEDs) have been installed on 40 vessels, representing one of the fleet's most impactful energy-saving initiatives. These devices optimize the wake field behind the vessel and improve the inflow to the propeller, enabling smoother, more efficient thrust generation. Collectively, the WED installations have the potential to reduce GHG emissions by approximately 7,500 MT per year, underscoring their strategic value in Hafnia's decarbonization roadmap.

Main engine upgrades have also been implemented on selected vessels to reduce specific fuel oil consumption through refined engine tuning and optimized load performance. These upgrades deliver sustained fuel savings across a range of operating conditions and complement other efficiency driven interventions already deployed across the fleet. Together, these actions demonstrate Hafnia's commitment to continuous improvement and proactive adoption of technologies that drive meaningful emissions reductions at scale.

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 E1-5  Environment | E1-Climate Change  30  Contents Page | Disclosure Requirements  Energy Consumption & Mix  Table 18 Energy Consumption  Energy Consumption and Mix  2025  2024  (1) Fuel consumption from coal and coal products (MWh)  0  (2) Fuel consumption from crude oil and petroleum products (MWh)  7,150,771  7,799,878  (3) Fuel consumption from natural gas (MWh)  0  (4) Fuel consumption from other fossil sources (MWh)  0  (5) Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources (MWh)  506  607  (6) Total fossil energy consumption (MWh)  7,151,277  7,800,485  Share of fossil sources in total energy consumption (%)  99.9%  100%  (7) Consumption from nuclear sources (MWh)  12  14  Share of consumption from nuclear sources in total energy consumption (%)  <0.1  0  (8) Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biological origin, biogas, renewable hydrogen, etc.) (MWh)  9,470  0  (9) Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)  64  73  (10) The consumption of self-generated non-fuel renewable energy (MWh)  0  0  (11) Total renewable energy consumption (MWh)  9,533  73  Share of renewable sources in total energy consumption (%)  0.1  0  Total energy consumption (MWh)  7,160,822  7,800,572

Methodologies and Significant Assumptions

- **Energy Consumption from Petroleum Products and Natural Gas**: This represents the total vessel energy use, calculated by multiplying fuel consumption by the calorific values in Regulation (EU) 2023/1805, and converting to MWh.
- **Energy Consumption from Biofuels**: This represents the total biofuel consumption, calculated using calorific values from the Proof of Sustainability (PoS) and converted to MWh.
- **Energy Consumption from Purchased or Acquired Electricity, Heat, Steam, and Cooling from Fossil, Nuclear and Renewable Sources**: This is based on the total Scope 2 energy consumption from electricity, district heating, and cooling, with fossil, renewable and nuclear shares, estimated by location using sources such as the European Residual Mixes, eGRID (U.S) and Ember Climate.

Energy Production

Not applicable

Energy Intensity Based on Net Revenue

Table 19 Net revenue from activities in high climate impact sectors

Breakdown	2025	2024
Net revenue from activities in high climate impact sectors used to calculate energy intensity - H.50.20 Sea and coastal freight water transport (USD '000)	1,421,831	1,935,596
Net revenue (other) (USD '000)	860,078	933,051
Total net revenue (financial statements) (USD '000)	2,281,909	2,868,647

The first row corresponds to the line item 'Revenue (Hafnia Vessels and Time-Chartered-In Vessels)', while the second row reflects 'Revenue (External Vessels in Disponent-Owner Pools)', as disclosed in note three of the Consolidated Financial Statements.

Table 20 Energy intensity from activities in high climate impact sectors

Breakdown	2025	2024
Energy consumption, net revenue intensity (MWh per USD '000)	3.14	4.03

E1-6

Gross Scopes 1, 2, 3, and Total Emissions

Table 21 Gross Scopes 1, 2, 3, and Total GHG Emissions -GHG Emissions per Scope

Emissions (tCO_2e) GHG Scope	2025		2024	
	Market-Based	Location-Based	Market-Based	Location-Based
Scope 1	2,008,387	2,008,387	2,200,393	2,200,393
Scope 2	103	84	128	102
Scope 3	867,047	867,045	658,271	658,271
Total	2,875,536	2,875,516	2,858,792	2,858,766

Table 22 Gross Scopes 1 and 2 - Financial and Operational Control

Emissions (tCO_2e) GHG Scope	2025		2024	
	Financial Control	Operational Control	Financial Control	Operational Control
Scope 1	1,716,817	291,570	2,087,241	113,153
Scope 2	103	0	128	0

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Table 23 Total GHG Emissions

Emissions	Base Year	2025	2024	2025/2024(%)	2030	2050	Annual %Target / Base Year
Scope 1 GHG Emissions							
Scope 1 GHG Emissions	N/A	2,008,387	2,200,393	-8.73	–	-	N/A
Percentage of Scope 1 GHG emissions from regulated emissions trading schemes (%)	N/A	11%	11%	–	–	-	N/A
Scope 2 GHG Emissions							
Gross location-based Scope 2 GHG emissions (tCO_2eq)	N/A	84	102[3]	-17.7	–	–	N/A
Gross market-based Scope 2 GHG emissions (tCO_2eq)	N/A	103	128[3]	-19.5	–	–	N/A
Scope 3 GHG Emissions – Market Based							
Total Gross indirect (Scope 3) GHG emissions (tCO_2eq)	N/A	867,047	658,271[4]	+31.7	–	–	N/A
3.1 Purchased goods and services	N/A	86,692	62,965	+37.6	–	–	N/A
3.2 Capital goods	N/A	68,796	43,089	+59.7	–	–	N/A
3.3 Fuel and energy-related activities	N/A	355,384	387,172[4]	-8.9	–	–	N/A
3.4 Upstream transportation & distribution	N/A	–	–	–	–	–	N/A
3.5 Waste generated in operations	N/A	16,372	16,705	-2.0	–	–	N/A
3.6 Business travel	N/A	1,087	2,673	-59.3	–	–	N/A
3.7 Employee commuting	N/A	7,469	6,808	+9.7	–	–	N/A
3.8 Upstream leased assets	N/A	–	–	–	–	–	N/A
3.9 Downstream transportation and distribution	N/A	–	–	–	–	–	N/A
3.10 Processing of sold products	N/A	–	–	–	–	–	N/A
3.11 Use of sold products	N/A	–	–	–	–	–	N/A
3.12 End-of-life treatment of sold products	N/A	–	–	–	–	–	N/A
3.13 Downstream leased assets	N/A	158,209	138,372	+14.3	–	–	N/A
3.14 Franchises	N/A	–	–	–	–	–	N/A
3.15 Investments	N/A	173,038	487	+35,430[5]	–	–	N/A
Total GHG Emissions							
Total GHG emissions (location-based) (tCO_2eq)	N/A	2,875,516	2,858,766[4]	+0.59	–	–	N/A
Total GHG emissions (market-based) (tCO_2eq)	N/A	2,875,536	2,858,792[4]	+0.59	–	–	N/A

[3]Electricity consumption and the associated emissions were overestimated in our Singapore office for 2024. As a result, our FY2024 market based Scope 2 emissions have been restated from 156 tCO_2e to 128 tCO_2e. Location based emissions were updated from 129 tCO_2e to 102 tCO_2e.

[4]Emissions for Scope 3.3 for 2024 have been restated from 414,356 tCO_2e to 387,172 tCO_2e as some vessels without operational control were previously double counted in Scope 3.3 and 3.13. Total Scope 3 emissions for 2024 have been restated from 685,455 tCO_2e to 658,271 tCO_2e, total GHG emissions (location-based) has been restated from 2,885,976 tCO_2e to 2,858,766 tCO_2e and total GHG emissions (market-based) has been restated from 2,886,004 tCO_2e to 2,858,792 tCO_2e.

[5]Scope 3 emissions under Category 15 increased significantly in the reporting year, primarily driven by our acquisition of a 13.97% equity stake in TORM in 2025, resulting in a sizeable new investment to our portfolio.

Environment | E1-Climate Change **Contents Page | Disclosure Requirements** 32

HAFNIA
Member of BW Group

Methodologies, Significant Assumptions, and Emission Factors used to Calculate or Measure GHG Emissions

Scope 1: Emissions are calculated based on fuel consumption using IMO Tank-to-Wake emission factors from the Fourth Greenhouse Gas Study. Scope 1 includes emissions from vessels under Hafnia's financial control such as owned, bareboat-in, and time-chartered-in vessels, as well as vessels under operational control, including joint-venture vessels not covered by time-charter-out contracts.

Scope 2 Location and Market-based: CO_2 emissions are calculated based on purchased electricity, heating, and cooling using IEA 2023 (AR6) for AE, SG, and RoW, supplemented by national district heating factors (Denmark), EU Residual Mixes 2024 (DK), and Green e US ERCT 2022 residual mix data. Office consumption data is taken from utility bills, except for Houston, where electricity use is estimated based on floor area and total building consumption.

Scope 3: Emissions are calculated using a mixed approach by category. Hafnia is improving data quality by increasing the use of primary data, especially for categories 3.1 and 3.2. Currently 66.7% of Hafnia's Scope 3 emissions are based on primary data.

Table 24 Overview of Scope 3 Categories and Applied Methodologies

Scope		Methodology and Reason for Exclusion
3.1	**Purchased Goods and Services**	This includes purchased goods and services for vessel and office supplies. Emissions are calculated using a spend-based methodology with emission factors from the CEDA 6 database, without supplier-specific data.
3.2	**Capital Goods**	Vessel steel weight is used to calculate emissions for our new buildings, using the emission factor from Ecoinvent. For vessel modifications and expenses related to retrofits, drydocking, and newbuild vessels, Hafnia uses a spend-based methodology, mapping spend to emission factors in the CEDA 6 database. We have not used any supplier-specific data.
3.3	**Fuel and Energy-Related Activities**	This includes bunker fuels consumed by Hafnia for vessels under its direct control, calculated by multiplying fuel consumption by the Well-to-Tank emission factors set out in Regulation (EU) 2023/1805.
3.4	**Upstream Transportation and Distribution**	Transportation, warehousing, and port distribution of goods under Category 3.1 are covered by third-party emission factors for upstream transportation and distribution and are therefore reported under Category 3.1.
3.5	**Waste Generated in Operations**	This includes waste from vessel operations, reported by volume and converted to weight (kg) using assumed waste densities. Emissions are calculated based on weight, waste type, and treatment method, using emission factors from the EPA (IPCC AR4) and DEFRA (IPCC AR5). Emissions from office waste are estimated using location-specific data and emission factors from DEFRA and EPA.
3.6	**Business Travel**	This category includes emissions from employees' business travel, such as flights, hotels, and trains. Data from our travel agency uses DEFRA emission factors, while travel booked outside the agency is calculated using a spend-based approach with emission factors from the CEDA 6 database.
3.7	**Employee Commuting**	This includes emissions from commuting by seafarers and shore-based employees. Shore-based emissions are estimated using headcount, regional commute distances and transportation modes with DEFRA and EPA emission factors. Seafarer commuting covers travel from home to vessel, using data from their travel agency.
3.8	**Upstream Leased Assets**	No emissions are reported under this category, as all relevant lessee-related emissions are included in Scope 1.
3.9	**Downstream Transportation and Distribution**	Hafnia's only product sales relate to bunker trading, where bunker fuels are purchased and resold directly to third parties. As Hafnia does not manufacture the fuel and holds it only briefly between purchase and sale, this activity is considered not applicable as a sold product.
3.10	**Processing of Sold Products**	
3.11	**Use of Sold Products**	
3.12	**End-of-Life Treatment of Sold Products**	
3.13	**Downstream Leased Assets**	This includes emissions for vessels that are owned by joint ventures and time-chartered-out (TC-out). The emission factors used are the same as those applied for Scope 1 (Tank-to-Wake), based on the 4th IMO GHG Study.
3.14	**Franchises**	Hafnia does not have any franchises.
3.15	**Investment**	This category includes emissions from investments, calculated using CEDA emission factors, the asset's revenue and Hafnia's ownership percentage.

Environment | E1-Climate Change Contents Page | Disclosure Requirements 33

Methodology – Significant Changes

From 2025 onwards, Hafnia used DNV Emissions Connect platform for greenhouse gases and air pollutants, including:

- ESRS E1: CO_2, CH_4, N_2O
- ESRS E2: SO_x, NO_x, PM_{10}, $PM_{2.5}$

For conventional marine fuels and liquid biofuels, CH_4 and N_2O emissions from boilers and incinerators are negligible due to long residence times and a very uniform temperature distribution. On the other hand, when liquefied natural gas (LNG) is used in Hafnia's boilers/incinerators on LNG dual-fuel vessels, methane slip factors are incorporated in line with the International Maritime Organization framework on life cycle GHG intensity of marine fuels (LCA). For conventional marine fuels and liquid biofuels, N_2O emissions from boilers and incinerators are negligible due to the nature of the combustion process in those consumers.

Overall, these methodological enhancements strengthen Hafnia's data accuracy as emissions reporting is based on a fully verified dataset.

Effects Of Significant Events and Changes in Circumstances (Relevant to Its GHG Emissions) that Occur Between the Reporting Dates of the Entities In Its Value Chain and the Date of the Undertaking's General Purpose Financial Statements

Hafnia utilizes the most up-to-date supplier data across its value chain to measure and report on its greenhouse gas emissions, supplemented by annually updated estimates provided by Watershed.

Biogenic Emissions

Refer to **Table 25**. Hafnia does not currently track biogenic Scope 3 emissions. The only biogenic emissions reported are Scope 2 emissions, calculated by converting heating fuel and energy consumption in tCO_2e using emission factors from IEA (AE, SG, and RoW 2023, AR6 methodology), EPA 2025 stationary combustion factors, DEFRA 2025 bioenergy factors, EU Residual Mixes (2024), and relevant national district heating emission factors (Denmark).

GHG Emission Intensity

Refer to **Table 26**. Net figures used to calculate intensity figures can be found in paragraph E1-5.

Type of External Body other than an Assurance Provider that Provides Validation

Scope 1 emissions are verified by the classification society DNV daily.

E1-7

GHG Removals & Mitigation Projects

Hafnia currently has no GHG removal or mitigation projects involving carbon credits.

E1-8

Internal Carbon Pricing

Hafnia does not apply an internal carbon pricing scheme and therefore does not report on this.

Table 25 Biogenic Emissions

	2025	2024
Market-based biogenic emissions not included in Scope 1 emissions (tCO_2e)	0	0
Market-based biogenic emissions not included in Scope 2 emissions (tCO_2e)	73	76
Location-based biogenic emissions not included in Scope 2 emissions (tCO_2e)	75	80

Table 26 GHG Emission Intensity

	2025	2024
Market-based emissions, net revenue intensity (tCO_2e per USD '000)	1.26	1.49
Location-based emissions, net revenue intensity (tCO_2e per USD '000)	1.26	1.49

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E2-Pollution

HAFNIA
Member of BW Group

E2-SBM-3

Material Impacts, Risks and Opportunities

Table 27 Material Impacts, Risks and Opportunities on Pollution

IRO	IRO Category	Target Group	Systemic/ Individual Incidents
Vessel Operating Emissions (Scope 1 and 3 emissions)	Actual Negative Impact	Environment	Systemic

E2-1

Policies related to Pollution

Health, Safety, Environment and Quality (HSEQ) Management

Purpose	Ensure Hafnia continues to deliver cargo and services to our customers with our Zero Harm principles
Accountability Function	Head of People, Culture & Strategy and Head of Technical
Scope	Employees, contractors, vendors, and stakeholders who work with Hafnia
Correspondence with Impacts, Risks and Opportunities	Air-pollution from non-GHG emissions
Monitoring Process Opportunities	Tests awareness through training and audits by flag states and classification societies
Incident Prevention and Environmental Impact Control Coverage	In our HSEQ Policy, Hafnia is committed to delivering cargo and services safely, in line with our Zero Harm principles for people, the environment, and cargo. Our safety protocols extend to contractors and stakeholders, with strict enforcement of Personal Protective Equipment use, ongoing training, and emergency drills. We maintain a firm focus on quality and regulatory compliance and actively encourage the reporting of non-compliance issues, as well as potential and actual risks.

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Environmental Management System (EMS)

Purpose	• Identify sources of marine and atmospheric pollution and minimize the adverse impact on the environment • Comply with the ISO 14001 Environmental Management Standard • Identify a range of environmental aspects, including substances such as chemicals, oils, fuels, and waste products. These aspects are prioritized based on their significance and targeted, action plans are developed to minimize their environmental impact
Accountability Function	Head of Technical
Scope	Employees, contractors, vendors, and stakeholders who work with Hafnia
Correspondence with Impacts, Risks and Opportunities	Air-pollution from non-GHG emissions
Monitoring Process	Environmental performance is monitored quarterly against the environmental plan, with an annual management review. Audits are conducted by flag states and classification societies
Incident Prevention and Environmental Impact Control Coverage	EMS provides guidance on the actions Hafnia must take to prevent environmental incidents, following the 'Plan-Do-Check-Act' framework aligned with the ISO 14001 standard.

In addition to the listed policies, our Climate Strategy, outlined in E1-1, sets out our CO_2 emissions reduction targets. These efforts will also help reduce air pollution from non-GHG pollutants by lowering fuel consumption and mitigating associated environmental impacts.

E2-2

Actions and Resources Related to Pollution

Our Actions to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities

In addition to the fuel-reduction initiatives described in E1-1, which help reduce non-GHG emissions, we implement specific measures to ensure compliance with MARPOL regulations governing NO_x and SO_x emissions.

The key actions undertaken during the reporting year include ongoing measures to ensure that all vessels use compliant fuels at all times and comply with both international and local SO_x emission limits. For vessels equipped with Exhaust Gas Cleaning Systems (EGCS), we enforce strict adherence to operational parameters and monitoring requirements. Furthermore, our Newbuilding Team and vessel managers ensure that all new vessel designs comply with NO_x emission standards.

The effectiveness of Hafnia's policies and measures are verified through inspections conducted by flag states and port state authorities. The implementation of such measures is also supported by Management's commitment, employee training in relevant competencies, and established policies.

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HAFNIA
Member of BW Group

E2-3
Targets Related to Pollution

Our primary focus is on reducing GHG emissions, which also helps to lower overall air pollution. Accordingly, Hafnia has not set specific targets for individual air pollutants but remains open to developing them should future assessments indicate a need. We remain fully compliant with MARPOL limits and all relevant international and local regulations by regularly monitoring NO_x and SO_x emissions, and any violations are reported in our quarterly Environmental Management Plan.

E2-4
Pollution of Air

Pollutants emitted by Hafnia are reported in **Table 28** in accordance with Annex II, except for CH_4 and N_2O emissions, which are disclosed under ESRS E1 Climate Change as part of our Scope 1 emissions.

Hafnia also emits hydrochlorofluorocarbons (HCFCs), however, we are currently unable to report this data due to inconsistencies across available datasets. All pollution data is sourced directly from Hafnia's vessels, and therefore, no additional breakdown by source has been provided.

Changes over Time

Emissions reported for 2025 differ from those in 2024 because Hafnia adopted DNV's refined methodology for calculating SO_x, NO_x, PM_{10} and $PM_{2.5}$. For SO_x emissions, DNV applied the sulfur values reported in the bunker delivery note (BDN) when they are below the applicable Emission Control Areas (ECA) or non ECA limits, and capped them at the regulatory limit when higher. For NO_x emissions, DNV's methodology accounts for engine thermal efficiency, recognizing that only about half of a fuel's energy content is converted into engine output power. This results in a more accurate representation of actual fuel-to-power conversion and associated emissions. In addition, DNV applied its proprietary MASTER Model for the 2025 calculations for PM_{10} and $PM_{2.5}$.

Measurements Methodologies

NO_x, SO_x, PM_{10}, and $PM_{2.5}$ emissions are calculated based on fuel consumption. Each day, vessels manually report their fuel consumption into our system. Emissions are then calculated by multiplying the reported fuel consumption by the emission factors provided in the fourth IMO GHG Study. For most ships, DNV performs the emissions calculations directly, and it is expected to be integrated into the Emissions Connect platform in 2026. For vessels currently outside the Emissions Connect platform, Hafnia applies the same DNV methodology manually, ensuring consistency across the fleet. Emissions reported in E2-4 are verified together with Scope 1 emissions by the classification society DNV.

Table 28 Pollutant Emissions

Pollutant	2025 Emissions (tonnes)	2024 Emissions (tonnes)[a]
Nitrogen oxides (NO_x)	42,167	93,330
Sulfur oxides (SO_x)	4,997	5,859
Particulate matter (PM_{10})	2,770	5,184
Particulate matter ($PM_{2.5}$)	2,307	4,770

[a] A restatement of the 2024 figures is not feasible, as the updated 2025 methodology cannot be applied to the 2024 emissions dataset, which was produced under a different and more conservative set of assumptions.

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E4-Biodiversity and Ecosystems

E4-SBM-3

Material Impacts, Risks and Opportunities and their Interaction with Strategy and Business Model

Hafnia does not have any sites located in or near biodiversity-sensitive areas, as the Company only operates vessels, which are not classified as stationary technical units under the ESRS definition of 'sites'. We have not identified any biodiversity-related impacts such as degradation, desertification, or soil sealing, and our activities do not affect any threatened species.

E4-1

Transition Plan and Consideration of Biodiversity and Ecosystems in Strategy and Business Model

Based on our Double Materiality Assessment (DMA) and Enterprise Risk Management (ERM) reviews, biodiversity and ecosystem-related IROs did not result in the adaptation of our strategy or business model, as the strategic focus was prioritized on climate change which has been assessed as having a more significant and immediate impact. As such, Hafnia has not conducted a resilience analysis to assess the resilience of its strategy or business model.

E4-2

Policies Related to Biodiversity and Ecosystems

Hafnia's main policy to address our impacts and risks on biodiversity is our **Environmental Management System (EMS)** as referred under E2 section.

Specific Matters Coverage by the Policy

Hafnia's policy does not explicitly reference biodiversity or ecosystem loss, nor does it directly address the identified material impact of invasive alien species, and as such the associated social consequences of biodiversity and ecosystem-related impacts have not been identified. Instead, it outlines a general commitment to minimizing the environmental impact of our operations, including impacts on biodiversity.

The following matters are not covered by the policy, as they were assessed as not relevant or material during our DMA: (1) Material dependencies or transition risks and opportunities, (2) Social consequences related to biodiversity and ecosystem impacts, (3) Operational sites owned, leased, or managed in or near protected areas or biodiversity-sensitive areas outside protected zones, (4) Traceability of products, components, or raw materials with significant actual or potential impacts on biodiversity and ecosystems along the value chain, (5) Production, sourcing, or consumption from ecosystems managed to maintain or enhance biodiversity conditions, (6) Sustainable land or agriculture practices, (7) Sustainable oceans or seas practices, (8) Deforestation.

Table 29 Material Impacts, Risks, and Opportunities on Biodiversity

IRO	IRO Category	Target Group	Systemic/ Individual Incidents
Release of Invasive Alien Species	Potential Negative Impact	Environment	Systemic
Marine Biodiversity and Ecosystem Degradation	Actual Negative Impact	Environment	Systemic
Environmental Disaster such as Cargo Spills or Environmental Incidents	Financial Risk	Hafnia's Overall Company	Accidental

Environment | E4-Biodiversity and Ecosystems   Contents Page | Disclosure Requirements   38

E4-3

Actions and Resources related to Biodiversity and Ecosystems

Table 30 Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities

IRO Name	Action Plan and Resources to Manage IROs	Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts, or with the Primary Purpose of Delivering Positive Impacts
Release of Invasive Alien Species Negative Impact **Marine Biodiversity and Ecosystem Degradation** Negative Impact	Ensure full compliance with applicable legislation and actively explore initiatives aimed at reducing impacts on biodiversity	• **Ballast Water Treatment**: Hafnia's entire fleet is equipped with ballast water treatment systems, in compliance with IMO regulations, to minimize the release of invasive alien species into non-native environments. • **Marine Protected Areas (MPAs)**: Hafnia strives to avoid these areas whenever possible by rerouting all vessels passing through. In cases where passage through an MPA is unavoidable, the company adheres to IMO guidelines, including speed restrictions, limitations on ballast water discharge and anchoring, and strict regulations on ship discharges. • **Underwater Radiated Noise (URN)**: Hafnia is working on a pilot project with DNV to study the impact of Underwater Radiated Noise generated by two vessels on cetaceans. Since the implementation of the pilot project, URN monitoring systems have been installed in 2025 on both vessels and data analysis is underway to improve understanding and mitigation of potential disturbances to marine life. In the short term, the focus is on data evaluation to build an initial knowledge base to guide the next steps of the pilot, and the potential for full implementation.
Environmental Disaster such as Cargo Spills or Environmental Incident Financial Risk	Maintain dedicated spill prevention equipment and establish a comprehensive emergency preparedness system	Hafnia remains committed to preventing oil spills by • Conducting on-site training on MARPOL Annex I and V requirements, proper stowage and use of spill-control materials, and best practices to avoid spills. Monthly oil spill drills are held to reinforce preparedness and ensure effective emergency response. • Maintaining a Shipboard Marine Pollution Emergency Plan (SMPEP), which defines crew responsibilities and outlines the use of pollution prevention equipment during high-risk operations.

No significant OPEX or CAPEX is required to implement the action planned or underway.

Biodiversity Offsets and Stakeholder Engagement

Hafnia has not used biodiversity offsets as part of its approach to reducing impacts on biodiversity and ecosystems. Additionally, local and Indigenous knowledge, as well as nature-based solutions, have not been incorporated into our biodiversity and ecosystem-related actions.

E4-4

Targets and Metrics related to Biodiversity and Ecosystems

We have not adopted any biodiversity targets that comply with the mandatory minimum disclosure requirements set out in ESRS 2.

Currently, shipping legislation provides limited guidance on biodiversity. Despite this, Hafnia is working with classification societies to explore appropriate measurement methods and assess the true extent of our impact, particularly in relation to marine protected areas and cetacean habitats. Once these methods and suitable metrics are in place, we will set biodiversity-related targets to track progress.

Hafnia remains committed to minimizing the risk of oil spills and ensuring that, in the event of an incident, corrective measures are implemented to prevent recurrence. In 2025, we experienced a minor incident involving a 100-liter operational bunker spill in port, which was immediately contained and cleaned up. We have since strengthened our preventive measures by improving operational efficiency, enhancing onboard crew training on established processes, and improving coordination among teams to reduce the likelihood of future oil spills across our fleet.

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 E5-Resource Used and Circular Economy  E5-SBM-3  Material Impacts, Risks, and Opportunities and their Interaction with Strategy and Business Model  Table 31 Material Impacts, Risks, and Opportunities on Resource Use and Circular Economy  IRO IRO Category  Systemic/ Individual  Target Group Incidents  Environment Systemic  Ship Recycling/ Scrapping  Potential Negative Impact  E5-1  Policies Related to Resource Use and Circular Economy  Ship Recycling  Purpose  Commit to responsible ship recycling and comply with the Hong Kong Convention 2009 and EU Ship Recycling Regulation 1257/2013  Environment | E5-Resource Used and Circular Economy  40  Contents Page | Disclosure Requirements  Accountability Function  Head of Technical  Scope  Employees, seafarers, contractors, suppliers, and stakeholders who work with Hafnia  Correspondence with Impacts, Risks and Opportunities  Ship recycling / scrapping  Monitoring Process  Controls from the Flag State and classification societies  Our policy does not address the transition away from virgin resources, sustainable sourcing, or renewable resources, as resource inflows were not assessed as material in our Double Materiality Assessment (DMA).

 E5-3  Targets Related to Resource Use and Circular Economy  Guideline to guide the responsible recycling of vessels at the end of their operational life or when damage renders them beyond economic repair. The guideline supports sustainable ship recycling practices that protect the environment, ensure worker safety and minimize ecosystem impact.  To support implementation and stay informed of developments, Hafnia holds quarterly forums with the Technical and Asset Management teams to monitor regulatory changes and discuss fleet management and end-of-life considerations.  E5-2  Actions and Resources Related to Resource Use and Circular Economy  Table 32 Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities  IRO Name  Environment | E5-Resource Used and Circular Economy  41  Contents Page | Disclosure Requirements  Action Plan and Resources  to Manage IROs  Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts, OR with the Primary Purpose of Delivering Positive Impacts  Ship Recycling/ Scrapping  Negative impact on the environment  Ensure vessels are safely and environmentally recycled at certified facilities  Continuous Action:  Committed to recycling all vessels at the end of their operational life at reputable, certified facilities holding a valid Class- issued Statement of Compliance with the Hong Kong Convention (2009) or EU Ship Recycling Regulation 1257/2013.  Maintain and update Hafnia’s Ship Recycling Guideline to reflect evolving regulations and emerging best practices. In preparation for future recycling activities, we have shortlisted three compliant shipyards in Turkey and will identify key recycling stakeholders in the short to mid-term.  The implementation of the Ship Recycling Guideline and the shortlisting of shipyards is not expected to require material CAPEX at this stage. Costs are limited to OPEX, mainly internal resources and ongoing monitoring and coordination, with no significant additional OPEX or CAPEX required.  Hafnia currently has no specific vessel-scrapping targets, as no vessels have been scrapped to date. As experience develops, appropriate targets, such as material recovery rates, may be considered.  Recognizing that circularity also includes operational resource use, Hafnia has set a near-term target to reduce plastic usage on board by 10% by 2028, using 2023 as the baseline. Progress is monitored and reported quarterly through the Environmental Management Plan.

HAFNIA
Member of BW Group

E5-5
Resource Outflows

Types of Waste

Hafnia's generated waste includes:

1. Waste produced on board our vessels:
   - Plastic Waste *(Mixed Plastics)*
   - Food Waste
   - Domestic Waste *(Mixed Municipal Solid Waste)*
   - Incinerated Ash *(Commercial and Industrial)*
   - Operational Waste *(Mixed Municipal Solid Waste)*
   - E-Waste *(Mixed Electronics)*
   - Slops Disposed Ashore *(Commercial and Industrial)*
   - Sludge Disposed Ashore *(Commercial and Industrial)*
2. Waste generated from offices
3. Waste from vessel scrapping (not applicable as no vessels have been scrapped to date).

Methodologies used to Calculate Data (Waste Generated)

Waste generated onboard Hafnia's vessels is tracked through direct measurement of the volumes produced. This data is entered into fleet reporting systems by vessels (under the supervision of internal and external technical managers) upon arrival at port. It is then reviewed, analyzed, and consolidated by the HSEQ team.

Once waste is handed over to port reception facilities, Hafnia no longer has direct oversight of its final treatment or disposal. End-of-life treatment is therefore estimated using informed assumptions based on standard waste disposal practices.

The following key assumptions are used in the reported calculations:

- Estimation of waste volume
- Conversion of waste volume to mass
- Waste management and disposal methodologies

Waste onboard is handled and recorded in compliance with MARPOL requirements and is subject to random audits by internal auditors, class authorities, the Ship Inspection Report Program (SIRE), and Port State Control (PSC) inspections.

Waste generated from offices is estimated based on location and handled in accordance with local regulations.

Table 33 Pollutant Emissions

	2025 (kg)	2024 (kg)
Total Waste Generated	34,667,907	35,405,442
Total Amount of Hazardous Waste	33,604,323	34,056,336[7]
Total amount of Radioactive Waste	0	0
Non-Recycled Waste	34,265,645	34,926,183
Percentage of Non-recycled Waste (% of total)	99%	99%

Table 34 Waste by Treatment Type

Waste treatment	Hazardous/ Non-Hazardous Waste	2025(kg)	2024 (kg)
Recycling	Hazardous waste	0	0
Recycling	Non-Hazardous waste	402,262	479,259
Incineration	Hazardous waste	33,582,383	34,028,209
Incineration	Non-Hazardous waste	0	0
Landfill	Hazardous waste	21,940	28,127
Landfill	Non-Hazardous waste	661,323	869,847

[7] The amount of waste from 2024 has been restated to account for hazardous waste that had previously been classified differently.

Environment | E5-Resource Used and Circular Economy
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 Social  Contents Page | Disclosure Requirements  43  General Disclosures | Environment | Social | Governance | Limited Assurance Report

S1-Own Workforce

HAFNIA
Member of BW Group

S1-SBM-3

Material Impacts, Risks, and Opportunities, Interaction with Our Strategy and Business Model

Scope of Our Reporting on S1

Hafnia has included its entire workforce in the scope of its Double Materiality Assessment exercise. Hafnia defines its workforce as employees who have a direct contract with the company, including:

- Shore-based employees (referred to as onshore employees)
- Seafarers onboard Hafnia vessels hired by Hafnia's in-house technical team (referred to as in-house fleet seafarers).
- Seafarers working onboard Hafnia vessels that are hired by technically outsourced managers (referred to as TECOS seafarers).

When referring specifically to seafarers, the disclosed information covers both those who are internally managed and those who are technically outsourced.

More details on how these employee groups were considered are included in our Double Materiality Assessment methodology. The related impacts, risks, and opportunities are explained in ESRS 2, along with how they link to our strategy and business model.

Material Impacts on Our Workforce from Transition Plans Related to the Environment

We did not identify any material workforce impacts from our environmental transition plans or the move to greener, climate-neutral operations.

Operations at Significant Risk of Incidents of Forced Labor or Compulsory Labor

We have identified operational risks that may expose seafarers to physical injuries, mental health challenges, security threats, and potential human rights violations. Hafnia works with crewing agencies in higher-risk countries, including the Philippines, India, Bangladesh, and Ghana, where risks such as unethical recruitment practices might occur. These arrangements require ongoing monitoring and oversight.

Employees at Greater Risk of Harm

We gather insights into our workforce demographics and associated challenges through multiple engagement channels.

Table 35 Material Impacts, Risks, and Opportunities on our Employees

IRO	IRO Category	Target Group	Systemic/ Individual Incidents
Employee and Crew Well-Being	Actual Positive Impact	Hafnia's Workforce	Systemic
Diverse and Inclusive Workplace Culture	Actual Positive Impact	Hafnia's Workforce	Systemic
Harassment and Misconduct	Potential Negative Impact	Hafnia's Workforce	Individual Incident
Personnel Incidents Onboard	Potential Negative Impact	Hafnia's Seafarers	Individual Incident
Piracy or Other Attacks on Vessels	Financial Risk	Hafnia's Seafarers	Individual Incident
Driving Talent Attraction and Retention	Financial Opportunity	Hafnia's Workforce	Systemic

- **Onshore Employee Engagement Surveys**: Conducted twice a year to assess overall workplace sentiment across offices.
- **Office-Based Diversity Surveys**: Anonymous surveys aligned with the Diversity Study Group guidelines, helping identify trends and potential concerns across age, gender, role and region.
- **Seafarers Feedback**: Annual surveys are conducted for seafarers across internal and external fleets, including well-being surveys for the in-house fleet, and include feedback to support future vessel design.
- **Mental Health Support**: Provide Hafnia crew with access to a confidential, toll-free onboard mental health hotline through ISWAN. Anonymized insights and feedback shared by the service provider provide insights into areas where additional support may be required, while respecting individual confidentiality.

Due to the historically male-dominated nature of the maritime industry and across the wide scope of different cultures, some groups may face a higher risk of harassment or bullying onboard. However, our identified workforce risks and opportunities are not specific to any single group.

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S1-1

Policies Related to Own Workforce

Policies to Manage Material Impacts on Our Employees

Table 36 Policies related to own workforce

Policy	Correspondence with IROs
Vision, Purpose, Values	Talent attraction and retention
Human Rights	Employee and crew well-being Harassment and misconduct
Anti-Harassment and Anti-Bullying	
Diversity, Inclusion, Belonging & Equity (DIBE)	• Employee and crew well-being • Diversity, inclusion, belonging and equity • Harassment and misconduct
Health, Safety, Environment and Quality Management	Personnel incidents onboard
Drug and Alcohol	Employee and crew well-being
While we do not have a formal piracy policy, we have a Security and Anti-Piracy Manual and vessel security guidelines in place.	Piracy or other attacks on vessels
Hafnia Maternity Leave Eligibility and Entitlement (Seafarers) and Parental Leave Policy (Onshore)	Employee and crew well-being
Personal Relationship Onboard (Specific policy for seafarers)	Employee and crew well-being
Code of Conduct	• Employee and crew well-being • Diversity, inclusion, belonging and equity • Personnel incidents onboard • Harassment and misconduct

Human Rights Policy

Hafnia's human rights policy affirms our commitment to uphold human rights in line with:

- The Organization for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises
- The United Nations Guiding Principles on Business and Human Rights
- The International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work.

Hafnia's Human Rights Policy supports freedom of association and collective bargaining and promotes a speak-up culture that encourages reporting of violations.

- Onshore, this includes awareness sessions during company townhalls and mandatory Human Rights training conducted in 2025.
- Onboard, seafarers receive training and periodic refreshers. New crew members sign contracts that outline their rights upon joining a vessel. Mental health awareness posters are displayed throughout our vessels, and crew members are provided with channels to report concerns confidentially.

Hafnia's Human Rights Policy addresses key human rights issues, including trafficking and forced labor, as outlined by the ILO. We also enforce a specific policy to prevent stowaways on our vessels.

Policies & Procedures on Preventing, Mitigating, and Acting on Incidents of Discrimination

Hafnia's DIBE Policy prohibits discrimination based on characteristics such as age, nationality, gender identity, sexual orientation, ability, and background. Certain personal attributes are not listed as Hafnia considers them private and does not categorize employees based on them. The policy also highlights leaders' responsibility to prevent, address, and act on behavior that conflicts with Hafnia's values.

Hafnia has several mechanisms in place to promote inclusion and prevent, address, and respond to discrimination.

- These include accessible grievance and disciplinary procedures for both onshore employees and seafarers, a diversity committee that drives initiatives and tracks progress, and an ongoing leadership program that supports inclusive leadership and psychological safety.

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 To protect individuals who may be more vulnerable, Hafnia has implemented targeted measures. These include improving onboard facilities and equipment for women, such as redesigned spaces, properly fitting PPE, and tailored boiler suits. Female crew assignments are planned to ensure at least two women are onboard where possible, and direct access to shore-based crewing support is available if concerns cannot be raised onboard.  Hafnia also recognizes that vulnerability extends beyond gender. All crew members, particularly those joining a vessel for the first time, receive dedicated onboarding to ensure they understand safety procedures, reporting channels, and available support.  S1-2  Processes for Engaging with Own Workers and Workers’ Representatives about Impacts  Engagement with our Workforce and Actions Identified to Address Negative Impacts  Workforce engagement is overseen by the Head of People, Culture & Strategy for onshore employees and the Head of Crewing for seafarers. Engagement examples include:  All Employees: Workforce insights are gathered through multiple engagement channels, as outlined in the ‘Employees at Greater Risk of Harm’ and ‘Channels for Raising Concerns’ sections.  Shore-Based Employees: Shore-based employees are engaged through structured communication and feedback channels, including leadership strategy off-sites, monthly townhalls, the company intranet, regular manager discussions, and think tanks for open dialogue.  Seafarers (Both Internally and Externally Managed): Seafarers are engaged through formal and informal channels, including a bi-annual Seafarers’ Advisory Board, quarterly crew conferences, and informal platforms like WhatsApp groups for women seafarers.  Seafarers – Externally Managed Fleet: Engagement is supported by annual seminars with technical managers, vessel visits by the Owner and external managers, and Document of Compliance (DOC) -related inspections. Further insights are gathered through quarterly reports and onboard sessions, which also reinforce anti- corruption and anti-bullying commitments.  Seafarers Unions: Regular discussions are represented by the Head of Crewing to gather input and address concerns.  How Decisions Are Influenced  by Employee Perspectives  Feedback from multiple engagement channels is considered in Hafnia’s decision-making. Relevant input is discussed, translated into action plans, and communicated back through the same engagement channels. Hafnia’s Diversity Committee, both onshore and at sea, leads the DIBE agenda.  Seafarers on externally managed vessels are engaged through technical managers, with ongoing coordination with Hafnia to implement mitigation measures such as updated safety protocols. Crew training feedback is regularly collected and used to improve future programs. Engagement with external managers is overseen by the Head of Technical.  Our Framework Agreements with Workers’ Representatives related to Human Rights  Hafnia does not have a Global Framework Agreement in place. All seafarers are cov-ered by a Collective Bargaining Agreement.  Effectiveness of Our Engagement with Employees  To ensure effective engagement, Hafnia targets a response rate of over 90% for onshore employee engagement surveys. Survey results are reviewed to identify  actions, supported by data analysis and benchmarking against peers in the shipping industry. Performance coaching, along with mid-year and end-of-year reviews, supports continuous improvement and effective employee engagement. For our seafarers, the effectiveness of our engagement is monitored based on participation in formal annual surveys, crewing conferences, and virtual calls as well as the timely follow-up of issues raised. These insights are reviewed to assess the effectiveness of engagement and inform continuous improvements in seafarer welfare and onboard practices.  Social | S1-Own Workforce  46  Contents Page | Disclosure Requirements  Insight into the Perspectives of Employees that may be Particularly Vulnerable  Refer to ‘Employees at Greater Risk of Harm’.  S1-3  Processes to Remediate Negative Impacts and Channels for Own Workers to Raise Concerns  Approach to Remediation in Case of Material Negative Impact and Assessment of Effectiveness  When issues are identified, Hafnia takes corrective and supportive actions to prevent their recurrence, such as improving safety procedures and working conditions, and providing professional support. Remediation is overseen by the People, Culture & Strategy and Crewing teams, together with the Leadership Group.

For seafarers on externally managed vessels, technical managers are asked to conduct investigations, keep Hafnia informed, and implement appropriate corrective measures. All processes are handled confidentially to protect both the investigation and those involved.

Channels for Raising Concerns

Hafnia maintains a non-retaliation policy, encourages open communication, and asks all employees to speak up about inappropriate behavior. Seafarers on externally managed vessels are encouraged to use their company's whistleblowing systems first. Further details on reporting channels are provided in G1-1.

Hafnia ensures employees are aware of reporting channels through regular policy refreshers, intranet communication, townhalls and onboard posters. Office employees must annually confirm their awareness of the Code of Conduct, which includes procedures for whistleblowing. The platform is accessible to all, both online and by phone, with location-specific contact numbers.

Effectiveness of the Channels for Concerns

Measuring the effectiveness of our concern-raising channels is challenging. For onshore employees and seafarers on internally managed fleet, reports made through the Whistleblowing Platform are monitored directly, while seafarers on externally managed vessels use an external whistleblowing platform.

In both cases, effectiveness is primarily assessed by the number of reported cases, which indicates accessibility and channel use. A similar approach is used for Designated Person Ashore (DPA) notifications for seafarers. Issues reported through the Open-Door policy are not systematically tracked unless they are escalated to the Whistleblowing Platform. Currently, Hafnia does not use KPIs to measure resolution outcomes or employee satisfaction with these processes.

S1-4

Taking Action on Material Impacts on Own Workforce, and Approaches to Mitigating Material Risks and Pursuing Material Opportunities Related to Own Workforce, and Effectiveness of Those Actions

Our actions are detailed in the next page.

The implementation of Hafnia's action plans and actions underway related to S1 does not require significant OPEX or CAPEX expenditures. These actions are supported by dedicated personnel, internal systems, and existing operational processes.

How We Ensure that Our Practices Do Not Cause or Contribute to Material Negative Impacts on Our Workforce

Hafnia aims to ensure its work practices do not cause a material negative impact on employees. When business pressures arose, we prioritize alternatives, such as reskilling and redeployment over layoffs, wherever possible. If employment or business relationships must be terminated, decisions are made in accordance with international labor standards, internal ethical guidelines, and national laws, including the provision of legally required severance.

Effectiveness is measured through employee surveys and KPIs such as turnover and satisfaction, supporting continuous improvement and compliance with labor standards.

Effectiveness of Our Actions

In addition to tracking targets and actions for identified IROs, Hafnia assesses the effectiveness of its measures through internal audits and external standards, including ISO 14001 and ISO 9001. Where negative impacts become systemic, policies, training, and awareness initiatives are strengthened and followed up until resolved.

Effectiveness is also monitored through engagement surveys and direct feedback, including seafarer input at crewing conferences. Hafnia benchmarks performance against industry peers and participates in industry forums to support continuous improvement.

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 Table 37 Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities  IRO Name  Social | S1-Own Workforce  48  Contents Page | Disclosure Requirements  Action Plan and Resources  to Manage IROs  Action Taken, Planned or Underway to Prevent OR Mitigate Negative Impacts, or with the Primary Purpose of Delivering Positive Impacts  Employee and Crew Well-being  Positive Impact on Hafnia’s workforce  All Employees:  Support employee well-being through a holistic approach that covers mental, physical, and professional aspects of work life.  Enhance quality of life onboard for seafarers with improved facilities and recreational activities.  Facilitate work-life balance including support for female seafarers and family- oriented initiatives.  Actions taken in 2025:  Delivered mental health awareness sessions and communications throughout the year, including an October workshop focused on building resilience and thriving through change.  Shorter contract for female seafarers returning to sea after maternity leave and harmonizing contract duration for junior officers.  Seafarers’ work-load reduction campaign to streamline paperwork.  Continuous actions:  Promote onshore employee well-being via the intranet in partnership with our healthcare networks with corporate exercise activities available to employees to encourage an active lifestyle.  Support the well-being of seafarers through the MedSea medical program, 24/7 mental health hotline, virtual family gatherings and office-attachment programs.  Provide shorter tenures for our seafarers compared to industry benchmarks.  Enhance design for newbuild vessels featuring a variety of recreational activities, improved connectivity onboard and support from vessel welfare funds.  Diverse and Inclusive Workplace Culture  Positive Impact on Hafnia’s workforce  All Employees:  Enforce key policies, including the DIBE Policy, Anti-Bullying and Harassment Pol- icy, and Human Rights Policy.  Foster an inclusive work environment, en- suring that all employees feel empowered to achieve personal development goals.  Promote an inclusive onboard environ- ment through inclusive crewing strate- gies, addressing gender-specific needs, and supporting respectful working con- ditions.  Actions taken in 2025:  Appointed a new female director, strengthening gender diversity at the Board level.  Delivered targeted training for the Leadership Team on inclusive language and unconscious bias.  In partnership with the University of Southern Denmark and the Danish Maritime Fund, we released a report on life at sea, highlighting strengths and improvements in teamwork, inclusion, leadership, and culture.  Achieved 50% female crew on three internally managed and three externally managed vessels in May 2025, following which the crew was redistributed across more vessels to widen female representation. Hafnia has since adopted a transition target of 40% women onboard across additional vessels that have been designated ‘New Normal’ ships. Currently, there are 9 vessels with 40% women seafarers.  Sri Lankan and Indonesian ratings are included in our recruitment strategy to strengthen workforce diversity.  Continuous actions:  Promote onshore employee well-being via the intranet in partnership with our healthcare networks with corporate exercise activities available to employees to encourage an active lifestyle.  Support the well-being of seafarers through the MedSea medical program, 24/7 mental health hotline, virtual family gatherings and office-attachment programs.  Provide shorter tenures for our seafarers compared to industry benchmarks.  Enhance design for newbuild vessels featuring a variety of recreational activities, improved connectivity onboard and support from vessel welfare funds.

IRO Name	Action Plan and Resources to Manage IROs	Action Taken, Planned or Underway to Prevent OR Mitigate Negative Impacts, or with the Primary Purpose of Delivering Positive Impacts
Harassment and Misconduct Negative Impact on Hafnia's workforce	**All Employees:** • Commit to maintain a safe, respectful, and inclusive working environment across our offices and vessels. Our Anti-Harassment and Anti-Bullying Policy sets out the company's expectations, which are reinforced by our DIBE Policy and Human Rights Policy. These policies define expected standards of conduct onboard aligned with Maritime Labor Convention requirements for addressing misconduct in the Safety Management System (SMS).	**Actions taken in 2025:** • Launched the Workplace Gossips and Rumors Campaign to address misinformation and promote a respectful work environment for seafarers. **Continuous actions:** • All seafarers receive training on appropriate conduct and harassment prevention through multiple channels. Complaints are taken seriously, thoroughly investigated, and addressed with corrective actions, with lessons learned used to update policies where needed. Conduct ongoing awareness and well-being campaigns to promote a respectful culture onboard. **Actions planned in 2026:** • Starting 1 January 2026, all seafarers must complete mandated training by the IMO to prevent harassment and bullying, ensuring a safe and respectful onboard environment.
Personnel Incidents Onboard Negative Impact on Hafnia's seafarers	**Seafarers:** • Enforce rigorous safety criteria, awareness campaigns, training and targets to maintain the highest safety standards. • Ensure that crew health and safety remain top priority.	**Continuous actions:** • Policies are regularly reviewed to ensure regulatory compliance and are made available onboard vessels and through the document management system for both crew and shore staff. • Incidents are investigated thoroughly and preventative measures and lessons learned are applied to avoid recurrence. • All crew members complete the required mandatory shore based, medical, navigational, safety, and incident investigation training. Incident learnings from selected fleet cases are also shared quarterly.
Piracy or Other Attacks on Vessels Financial risk to Hafnia's seafarers	**Seafarers:** • Hafnia monitors and reviews security risks affecting its vessels using available intelligence and industry best practices to improve situational awareness in operating areas.	**Continuous actions:** Manage the risk of piracy and armed robbery through systematic, risk-based controls embedded within the Safety Management System (SMS): • Ongoing identification, assessment, and monitoring of security risks by the Company Security Office. • Through procedures aligned with Best Management Practices (BMP), operational controls are implemented such as enhanced watchkeeping, anti-boarding measures, crew training, and risk-based deployment of additional measures where needed. • Maintain timely communication with stakeholders and coordinate with authorities and security partners to prevent and respond to incidents.
Driving Talent Attraction and Retention Financial opportunity to Hafnia's workforce	**All Employees:** • Invest in attracting and retaining talent both onshore and at sea. • Promote career development and skills enhancement, including programs such as Maritime Business Education. • Build a loyal workforce to minimize operational disruptions, reduce recruitment costs, and safeguard reputation.	**Actions taken in 2025:** • MentorMatch across BW Group affiliates enable employees to share expertise and build a professional network. • Maritime Business Education 2.0 empowers seafarers with maritime knowledge through accredited courses in digitalization, trade, and macroeconomics. **Continuous actions:** • Ambitious Leadership Program for managers onshore and at sea to develop and retain high-potential leadership talent. • Recognize the importance of hiring from a diverse talent pool to address workforce shortages in the shipping industry. • Prioritize human capital by offering growth opportunities and competitive benefits.

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S1-5

Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities

Hafnia's current targets are not aligned with the ESRS framework, as they are forward-looking goals rather than measurable targets with defined baselines or years. Refer to Table 38.

Process for Setting Targets, Including How We Engaged the Workforce

The targets for DIBE are established by the DIBE committee, which consists of three members of the Executive Management Team. The Committee focuses on gathering data from employee engagement surveys, managing diversity initiatives both onshore and at sea, and setting related targets.

Health and safety targets are regularly monitored and benchmarked against industry standards by the Technical Department. The team gathers feedback from the crew and analyses performance data and the number of accidents throughout the year. Based on this analysis, they review and adjust the targets accordingly.

Table 38 Material Impacts, Risks, and Opportunities on our Employees

Topic	Related IRO	Target
DIBE	• Employee and Crew Well-Being • Diversity, Inclusion, Belonging and Equity	• Achieve 40% female representation across offices • Achieve 30% female representation in the manager level by 2030 • Continue scaling our 'New Normal Ships' initiative (the continuation of Hafnia's Culture Lab Project) with 40% women onboard • Achieve >85% favorable result from the yearly Engagement Survey in 2026
Health and Safety	• Employee and Crew Well-Being • Personnel Incidents Onboard • Piracy or Other Attacks on Vessels	Continue to promote and maintain Zero Harm and Health & Safety targets for owned ships every year with a target of: • Lost Time Injury Frequency (LTIF) <0.4 observation/inspection • Total Recordable Case Frequency (TRCF) <1.0 observation/inspection
Human Rights	• Harassment and Misconduct	The aim is to have zero cases of harassment. Currently, there are no set targets.
Talent	• Talent Attraction and Retention	KPI of 90% crew retention rate.

How We Track Performance and Actions

Targets are monitored by the relevant business unit owners, without involvement from the workforce or employee representatives. Performance against targets is reviewed by the relevant committees and reported to the Board of Directors annually.

Issues are escalated to the CEO as needed. Lessons learned are reviewed by the relevant teams or committees, and targets and plans are adjusted accordingly. Updates are communicated to office employees through townhall meetings and the intranet, and to seafarers through fleet messages, emails, and policy refreshers.

S1-6

Characteristics of Our Employees

Employee data is tracked using registration systems for seafarers and onshore employees.

The reported number of employees is based on headcount at the end of the reporting period. This approach has limitations for seafarers, who often work on short-term or rotational contracts (e.g. three months on, three months off). As a result, headcount may overstate the active seafaring workforce by including employees who are off duty at the reporting date. Cross-referenced workforce data aligned with the most representative figures in the financial statements can be found under Item 17 of the 20-F statement.

Employee Turnover

The employee turnover rate is calculated as the number of permanent employees who leave the company due to dismissal, retirement, death in service, or voluntary resignation, divided by the number of employees at the end of the financial year. Refer to Table 43. No anomalous fluctuations were observed in the reported data for either seafarers or shore-based employees.

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 Table 39 Number of Employees by Gender  Social | S1-Own Workforce  51  Contents Page | Disclosure Requirements  Gender 2025 2024  Shore-Based Employees  Male  173  173  Female  104  101  Other  0  0  Not Reported  0  0  Total  277  274  Seafarers – Internally Managed Fleet  Male  2,135  2,159  Female  233  199  Other  0  0  Not Reported  0  0  Total  2,368  2,358  Seafarers – Externally Managed Fleet  Male  1925  2,054  Female  306  273  Other  0  0  Not Reported  0  0  Total  2,231  2,327  All  Male  4,233  4,386  Female  643  573  Other  0  0  Not Reported  0  0  Total  4,876  4,959  Table 40 Number of Shore-based Employees in Countries with 50 or more Employees Representing at least 10% of Total Number of Employees  Hiring Entity Country 2025 2024  Shore-Based Employees  Denmark  87  90  Singapore  146  141  Seafarers – Internally Managed Fleet  Singapore  2,368  2,358  Seafarers – Externally Managed Fleet  Singapore  2,231  2,327  Table 41 Shore-based Employee Headcount by Gender and Employment Contract  Gender 2025 2024  Number of Employees  Male  173  173  Female  104  101  Total  277  274  Number of Permanent Employees  Male  167  168  Female  99  93  Total  266  261  Number of Temporary Employees  Male  6  8  Female  5  5  Total  11  13  Number Of Non-Guaranteed Hours Employees  Male  0  0  Female  0  0  Total  0  0  Table 42 Seafarers (Internally and Externally Managed Fleet) Headcount by Gender and Employment Contract  Gender 2025 2024  Number of Employees  Male  4,060  4,2138  Female  539  4728  Total  4,5999  4,685  Number of Permanent Employees  Male  0  0  Female  0  0  Total  0  0  Number of Temporary Employees  Male  4,060  4,213  Female  539  473  Total  4,599  4,685  Number Of Non-Guaranteed Hours Employees  Male  0  0  Female  0  0  Total  0  0  8Headcount figures for male and female employees have been restated as the values were inversely stated in the 2024 report. | 9The total includes 2,368 seafarers from the internally managed fleet and 2,231 from the externally managed fleet.

 S1-8  Collective Bargaining Coverage and Social Dialogue  All our seafarers are covered by a Collective Bargaining Agreement (CBA). Shore-based employees are not covered because they are typically not unionized and can nego-tiate their employment terms individually upon hired.  Hafnia does not have employee represen-tation agreements in place through the European Works Council (EWC), Societas Europaea Work Council (SE), or Societas Cooperativa Europaea (SCE) Work Council.  Table 43 Employee Turnover  Employee Type  Leavers  2025 2024  Turnover Ratio  2025 2024  Shore-based employees  25  21  9.0%  7.6%  Seafarers  (internally managed fleet)  147  151  6.2%  6.4%  Seafarers  (externally managed fleet)  268  177  12.0%  7.6%  Total  440  349  9.0%  7.0%  Table 44 Gender Distribution of Executive Management Team10  Gender  Number  2025 2024  Percentage  2025 2024  Male  4  4  80%  80%  Female  1  1  20%  20%  Total  5  5  100%  100%  Table 45 Age Distribution of Employees  Age Group 2025 2024  Shore-Based Employees  Under 30  34  39  30-50  166  160  Over 50  77  75  Total  277  274  Seafarers – Internally Managed Fleet  Under 30  571  691  30-50  1,550  1,429  Over 50  247  238  Total  2,368  2,358  Seafarers – Externally Managed Fleet  Under 30  634  635  30-50  1,255  1,344  Over 50  342  348  Total  2,231  2,327  All  Under 30  1,239  1,398  30-50  2,971  2,911  Over 50  666  688  Total  4,876  4,959  10The Executive Management Team consists of the CEO, CFO, EVP Technical, EVP Asset Management and VP People, Culture & Strategy.  11One incident had 2 recordable injuries. | 12This metric is not applicable, as seafarers work on fixed contract rotations rather than a standard work day calendar, making it impracticable to quantify ‘workdays lost’ in a consistent way.  S1-9  Diversity Metrics  Refer to Table 44 and Table 45.  S1-10  Adequate Wages  All employees receive fair wages above statutory minimum levels, aligned with  local market benchmarks. Seafarers’ pay is governed by a Collective Bargaining Agreement, which establishes monthly salary scales in collaboration with their union.  S1-14  Social | S1-Own Workforce  52  Contents Page | Disclosure Requirements  Health and Safety Metrics  Table 46 Overview of Health and Safety Indicators  Indicators  2025  2024  Workers covered by a health and safety management system  100%  100%  Number of fatalities as a result of work-related injuries and work-related ill health  0  0  Number of fatalities as a result of work-related injuries and work-related ill health of workers working on undertaking sites  0  0  Number of recordable work-related accidents for own workforce  1411  16  Rate of recordable work-related accidents for own workforce (Total Recordable Case Frequency (TRCF) for the entire fleet)  0.65  0.70  Lost Time Injury Frequency (LTIF) for the entire fleet  0.26  0.13  Number of cases of recordable work-related ill health of employees  0  0  Number of days lost to work-related injuries and fatalities from work-related accidents, work-related ill health and fatalities from ill health related to employees12  N/A  N/A

HAFNIA
Member of BW Group

S1-16
Remuneration Metrics (Pay Gap and Total Remuneration)

Pay Gap Between Female and Male Employees

Shore-Based Employees

The gender pay gap for shore-based employees is calculated using annual salaries based on 260 days per year and 8 working hours per day.

Data is compiled from HR records and covers full-time, part-time and contract employees. The gender pay gap reflects workforce composition, particularly in senior leadership and technical roles, where female representation is evolving.

Seafarers

The gender pay gap for seafarers is calculated using grossly hourly pay based on the 2025 monthly wage, assuming 30 days per month and an 8-hour working day.

There is no gender pay gap among seafarers of the same rank and nationality. Salaries are set by the CBA and apply equally to all seafarers. Wages are benchmarked annually by nationality in line with industry standards, resulting in nationality-specific wage scales that ensure equal pay regardless of gender.

Difference Between the Highest Paid Employee and the Median

The calculation uses the following formula: annual total remuneration of the highest-paid individual divided by the median annual total remuneration of all other employees. Remuneration for seafarers includes base salary only, whereas that of onshore employees includes base salary, bonuses, and long-term incentives. The remuneration ratio may fluctuate due to one-time payments or variations in long-term incentives for the highest-paid individual.

Table 47 Gender Pay Gap and Remuneration Ratio

	2025	2024
Shore-Based Employees		
Pay Gap	39.2%	42.9%
Remuneration Ratio	25.5	26
Seafarers		
Pay Gap	56.8%	61.0%[13]
Remuneration Ratio	7.7	8.0[13]

[13]The 2024 gender pay gap for seafarers has been restated from 62% to 61%, and the remuneration ratio from 30 to 8.0, due to a data misstatement by one of our external technical managers, who had reported total remuneration instead of monthly wages for certain seafarers.

S1-17
Incidents, Complaints, and Severe Human Rights Impacts

Work-Related Incidents and Complaints

We remain committed to fostering a speak-up culture and ensuring that all employees have access to safe and confidential reporting channels.

Data is collected through internal and external whistleblowing platforms detailed in the section 'Channels for Raising Concerns' and covers all of Hafnia's employees, both at sea and onshore.

Severe human rights incidents and discrimination cases are defined in line with standards set out in Hafnia's policies.

Table 48 Overview of Discrimination, Complaints, and Human Rights Indicators

Indicators	2025	2024
Number of incidents of discrimination	26[14]	10
Amount of fines, penalties, and compensation for damages as a result of incidents of discrimination, including harassment and complaints filed	USD 0	USD 0
Number of complaints filed through Whistleblowing channels for people in the workforce to raise concerns[15]	12	9
Number of incidents of bullying, harassment, and discrimination, filed through the Designated Person Ashore (DPA) channel for seafarers to raise concerns	44	19
Number of complaints filed with National Contact Points for OECD Multinational Enterprises	0	0
Number of severe human rights issues and incidents connected to own workforce	0	0
Number of severe human rights issues and incidents connected to own workforce that are cases of non-respect of UN Guiding Principles and OECD Guidelines for Multinational Enterprises	0	0
Amount of fines, penalties, and compensation for severe human rights issues and incidents connected to own workforce	USD 0	USD 0

[14]The increase in discrimination cases in 2025 is due to the inclusion of reports through the DPA channel.
[15]Whistleblowing reports were included for 2024 and 2025 to improve comparability across different complaint mechanisms.

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S2-Workers in the Value chain

HAFNIA
Member of BW Group

S2-SBM-3

Material Impacts, Risks and Opportunities, and Their Interaction with Strategy and Business Model

As part of our Double Materiality Assessment (DMA), we identified no risks or opportunities arising from impacts on our dependencies on value chain workers. Accordingly, no specific value chain worker groups were identified as facing particular risks or opportunities.

Scope of Our Reporting on S2 and Types of Workers in the Value Chain Subject to Material Impact

As part of the DMA, Hafnia assessed impacts, risks, and opportunities related to the workforce in its value chain.

The assessment covered two workforce categories within the upstream value chain:

- **Supplier Workforce**: Hafnia has a global supply chain of more than 6,000 suppliers. Some operate in regions where weak enforcement of labor laws, political instability, or socio-economic conditions may increase the risk of labor exploitation and human rights breaches,
- **Shipyard Workforce**: Hafnia's new building and dry-docking activities take place at shipyards in regions with documented human rights risks, including forced labor, underpayment, and excessive working hours.

No potential impacts on workers in the downstream value chain, such as customers, were assessed.

Locations with Significant Risk of Child Labor, Forced Labor, or Compulsory Labor in Our Value Chain

Hafnia has not yet conducted a formal assessment to identify high-risk geographies for child or forced labor within its value chain. However, based on known industry risks and NGO reporting, regions with weak enforcement of human rights laws including China and South-East Asia, may present a higher risk of violations.

Value Chain Workers at Greater Risk of Harm

Hafnia has not yet conducted a comprehensive assessment to identify supply chain workers at greater risk or harm. Hafnia maintains active engagement with both general suppliers and shipyard and dry-dock-related suppliers.

Table 49 Material Impacts, Risks, and Opportunities on Value Chain Workers

IRO	IRO Category	Target Group	Systemic/ Individual Incidents
Human Rights and Forced Labor	Potential Negative Impact	Workers of our Suppliers and Workers in the Shipyards	Systemic

S2-1

Policies Related to Value Chain Workers

Policies to Manage Material Impacts Related to Value Chain Workers

Hafnia's commitment to respecting human rights and safeguarding workers throughout our value chain is defined in our Supplier Code of Conduct and Human Rights Policy. The Supplier Code of Conduct is an essential part of contractual agreements with suppliers and requires adherence to applicable labor laws and non-discrimination principles. The Human Rights Policy reaffirms Hafnia's dedication to freedom of association, collective bargaining, and fair working conditions.

Together, these policies promote ethical business practices and respect for human rights across the entire value chain. Further details can be found in the Governance chapter.

Human Rights Policy Commitments Relevant to Value Chain Workers

Hafnia's Human Rights Policy, described in section S1-1 'Own Workforce', extends Hafnia's commitment to human rights beyond our own employees to workers across our value chain. The policy is based on the UN Guiding Principles on Business and Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work and addresses key risks, including human trafficking and forced labor.

In addition, Hafnia requires suppliers to comply with applicable laws, regulations, international labor and human rights standards, as set out in the Supplier Code of Conduct. Compliance is supported through random inspections of selected suppliers.

Engagement with Value Chain Workers

Hafnia does not currently engage directly with other worker categories in the value chain. However, our drydock and technical

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 team maintain regular communication with yard managers.  Measures to Provide Remedy for Human Rights Impacts  All measures for addressing human rights impacts, described in the S1-1 ‘Own Workforce’ chapter, also apply to workers in Hafnia’s value chain. These workers are protected by the same policies as Hafnia’s employees, including access to the whistleblowing platform.  When potential adverse human rights impacts are identified, we are committed to prompt remediation. Our grievance and remediation approach addresses adverse impacts on individuals, workers, and communities that Hafnia has caused or contributed to.  Cases of Human Rights Violations in the Value Chain  In 2025, Hafnia identified no breaches of its Supplier Code of Conduct or human rights violations through audits and supplier background checks. However, we acknowledge that we currently lack the capacity to fully assess our entire value  chain. To strengthen responsible supply chain management, Hafnia has mapped our largest suppliers by spending, conducted enhanced due diligence, and introduced a supplier questionnaire focused on ESG matters, including environmental performance, human rights, ethical labor practices, and grievance mechanisms.  S2-2  Processes for Engaging with Value Chain Workers About Impacts  How we Engage with our Value Chain Workers  Supplier Workforce: Supplier engagement primarily takes place through selected audits conducted throughout the year.  Shipyard Workforce: Hafnia’s engagement is limited to shipyard management and does not involve direct interaction with the shipyard workforce.  As a result, workers’ perspectives are not yet incorporated into decision-making or impact mitigation activities. Since joining the Business and Human Rights Accelerator  program in 2024, Hafnia has strengthened our approach to engagement, including mapping our supply chain in 2025 to identify and address potential negative impacts.  Social | S2-Workers in the Value Chain  55  Contents Page | Disclosure Requirements  For details on the global framework agree-ment, see ‘Our Framework Agreements with Workers’ Representatives related to Human Rights’ under S1-2.  Gaining Insight into Vulnerable Workers Although Hafnia has not yet implemented specific actions to better identify vulnerable workers, we have strengthened responsible supply chain practices through the supplier questionnaire described in the ‘Cases of Human Rights Violations in the Value Chain’ sections.  S2-3  Processes to Remediate Negative Impacts and Channels for Value Chain Workers to Raise Concerns  Approach to Remediation of Material Negative Impact  In general, Hafnia’s remediation approach combines preventive measures set out in our Supplier Code of Conduct with detective  and corrective actions informed by supplier questionnaires and audits. To date, Hafnia has not taken remedial action in response to negative impacts identified through the DMA.  Channels for Value Chain Workers to Raise Concerns  All workers in Hafnia’s value chain have access to the whistleblowing platform. Suppliers are informed through the Supplier Code of Conduct, Hafnia’s website, and ongoing dialogue. The whistleblowing policy includes a non-retaliation clause as described in S1-3 ‘Channels for Raising Concerns’. Hafnia has not yet assessed the value chain workers’ awareness of or trust in these channels.  Effectiveness of Channels for Concerns Hafnia tracks all cases raised through its whistleblowing channels until resolution, as detailed in S1-3 ‘Effectiveness of the Channels for Concerns’. In cases of immediate risk to workers, such as forced labor or unsafe conditions, Hafnia takes prompt action, including corrective measures in notifying authorities or suspending collaboration.

 S2-4  Taking Action on Material Impacts on Value Chain Workers, Approaches to Managing Material Risks and Pursuing Material Opportunities Related to Value Chain Workers, and Effectiveness of Those Actions  Table 32 Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities  IRO Name  Action Plan and Resources  to Manage IROs  Action Taken, Planned or Underway to Prevent or Mitigate Negative Impacts, OR with the Primary Purpose of Delivering Positive Impacts  Human Rights and Forced Labor  Negative impacts on suppliers and shipyard workers  Enforce Hafnia’s Supplier Code of Conduct and Hafnia Human Rights Policy  Strengthen supplier selection criteria by applying stricter human rights requirements to enhance oversight  Actions taken in 2025:  Performed four audits related to areas outlined in the Supplier Code of Conduct  Conducted a sustainability questionnaire for our largest suppliers  Actions planned for 2026:  Develop a robust supplier qualification process and integrate ESG and human   rights criteria into vendor selection   The planned and ongoing actions are not expected to involve significant OPEX or CAPEX, though minor costs are allocated to supplier engagement and due diligence activities.  Effectiveness of our Actions  Hafnia monitors compliance and potential risks across its business relationships and value chain. No breaches of the Supplier Code of Conduct or human rights violations have been identified through audits, background checks, or the whistleblowing platform, demonstrating the effectiveness of our processes.  How We Ensure That Our Practices Do Not Cause or Contribute to Material Negative Impacts on Value Chain Workers  To prevent negative impacts on supply chain workers, Hafnia requires all suppliers to sign the Supplier Code of Conduct before entering into business relationships. Supplier assessments and random audits are conducted, as described in the ‘Cases of Human Rights Violations’ section.  Incidents Reported Related to Value Chain Workers  Hafnia is not aware of any reported or unreported severe human rights incidents involving workers in our value chain.  Social | S2-Workers in the Value Chain  56  Contents Page | Disclosure Requirements  S2-5  Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities  While Hafnia monitors the effectiveness of its policies and actions related to the value chain workers. It has not yet set time-bound or outcome-orientated targets to address negative impacts or promote positive outcomes.

 Governance  Contents Page | Disclosure Requirements  57  General Disclosures | Environment | Social | Governance | Limited Assurance Report

G1- Business Conduct

HAFNIA
Member of BW Group

G1-GOV-1

Role of Administrative, Supervisory, and Management Bodies

Hafnia's Board of Directors and Executive Management oversee and implement standards of business conduct, ensuring alignment with ethics, regulations and stakeholder expectations. The CEO and CFO are accountable for all governance initiatives, including compliance and Enterprise Risk Management (ERM), while appointed compliance owners manage specific domains with support from the Executive Projects, Compliance & ESG Team.

Hafnia's Compliance Program Plan is submitted annually to the Board of Directors, with any compliance breaches and material changes reported through formal board reporting, ensuring ongoing oversight and accountability. Refer to section ESRS2 GOV1 for more details on the Board's expertise.

G1-SBM3

Material Impacts, Risks and Opportunities, and Their Interaction with Strategy and Business Model

Table 51 Material Impacts, Risks, and Opportunities on Business Conduct

IRO	IRO Category	Target Group	Systemic/ Individual Incidents
Ethical Behavior, Governance and Operations	Actual Positive Impact	Employees and External Stakeholders	Systemic
Safe-Guarding Whistle-Blowers	Actual Positive Impact	Employees and External Stakeholders	Systemic
AI, Data Privacy and Cyber Risks	Financial Risk	Hafnia's Overall Company	Systemic
Compliance Breach	Financial Risk	Hafnia's Overall Company	Individual Incidents
Reputational Effects from Corruption and Bribery	Financial Risk	Hafnia's Overall Company	Systemic

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G1-1

Business Conduct Policies and Corporate Culture

Table 37 Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities

Policy	Correspondence with IROs	Key Content and Objectives	Monitoring Process	Scope	Accountable Function
Anti-Bribery and Anti-Corruption	• Ethical behavior, governance and operations • Compliance breach • Reputational effects from corruption and bribery	Drives awareness and prevents bribery across our operations *References the UK Bribery Act and the Maritime Anti-Corruption Network (MACN)*	Assesses awareness via training courses and evaluates compliance breaches on an annual basis	Employees, contractors, vendors, and stakeholders who work with Hafnia	• Head of Technical, • Head of People, Culture & Strategy, • Head of Operations
Supplier Code of Conduct	• Ethical behavior, governance, and operations • Compliance breach	Outlines the minimum standards and conditions for work ethics suppliers must meet when working with Hafnia	Audits suppliers	Hafnia's suppliers	• CFO, • Head of Technical, • Head of Bunkers
Corporate Governance	• Ethical behavior, governance, and operations • Compliance breach	Implements a sustainable governance structure that establishes trust in governance practices and decision-making	Tracks compliance breaches on an annual basis	Hafnia as an entity	• Board of Directors
Anti-Trust	• Ethical behavior, governance, and operations • Compliance breach	Affirms Hafnia's commitment to fair and competitive business practices while ensuring strict compliance with antitrust laws and regulations *References applicable local Anti-Trust Laws*	Assesses awareness through training courses and evaluates compliance breaches annually	Employees, directors, contractors, and stakeholders who work with Hafnia	• VP, Commercial & Pool Management
Anti-Money Laundering (AML)	• Ethical behavior, governance, and operations • Compliance breach	Prevents the receipt, concealment, and transfer of funds or assets derived from criminal activity *References applicable local AML laws including the law of the United Nations, the United States of America, the European Union, the United Kingdom, and Singapore*	Assesses awareness through training training courses and annual review of compliance breaches	Employees, directors, contractors and stakeholders who work with Hafnia	• CFO
Whistleblowing	• Safe-guarding whistle-blowers • Compliance breach	Provides a secure, confidential, and effective mechanism for reporting any concerns	Recording reports via the whistleblowing system	Employees, contractors, vendors, and stakeholders who work with Hafnia	• Head of Technical, • Head of People, Culture & Strategy
Vision, Purpose, Values	• Ethical behavior, governance, and operations	Sets clear company standards and establishes a culture and vision that guides and inspires employee conduct	Employees' adherence to the company's values	Employees, contractors, vendors, and stakeholders who work with Hafnia	• Head of Technical, • Head of People, Culture & Strategy

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HAFNIA
Member of BW Group

Policy	Correspondence with IROs	Key Content and Objectives	Monitoring Process	Scope	Accountable Function
Human Rights	• Ethical behavior, governance, and operations • Compliance breach	Ensures Hafnia consistently upholds the highest human rights standards *References OECD Guidelines for Multinational Enterprises, United Nations Guiding Principles on Business and Human Rights and ILO Declaration on Fundamental Principles and Rights at Work*	Assess awareness via training courses and evaluating compliance breaches on an annual basis	Employees, contractors, vendors, and stakeholders who work with Hafnia	• Head of Technical, • Head of People, Culture & Strategy
Anti-Harassment and Anti-Bullying	• Ethical behavior, governance, and operations • Compliance breach	Ensures exemplary conduct and maintains a work environment of dignity, decency, and respect	Assesses awareness via training courses and evaluates compliance breaches on an annual basis	Employees, contractors, vendors, and stakeholders who work with Hafnia	• Head of Technical, • Head of People, Culture & Strategy
Code of Conduct	• Ethical behavior, governance, and operations • Compliance breach • Safe-guarding whistle-blowers • Reputational effects from corruption and bribery	Ensures employees respect minimum standards on work ethics	Awareness sessions and annual declaration form	Employees and contractors	• Head of Technical, • Head of People, Culture & Strategy
DIBE (Diversity, Inclusion, Belonging, and Equity)	• Ethical behavior, governance, and operations	Affirms Hafnia's commitment to cultivating and maintaining a culture of diversity, inclusion, belonging and equity	Awareness sessions and monitoring through targets	Employees, contractors, and stakeholders who work with Hafnia	• Head of Technical, • Head of People, Culture & Strategy
General Data Protection & Privacy (GDPR)	• AI, Data privacy and cyber risks • Compliance breach	Informs stakeholders on the processing of their personal data and personal rights under applicable regulations *References applicable local laws, including the Danish Data Protection Act, European Union General Data Protection Regulation, and Singapore Personal Data Protection Act*	Assesses awareness through training courses and monitor of compliance breaches	Employees and contractors	• Head of Digital & IT
Sanctions	• Ethical behavior, governance, and operations • Compliance breach	States Hafnia's commitment to sanctions compliance and adherence to ethical business practices *References applicable local laws including the law of the United Nations, the United States of America, the European Union, the United Kingdom, and Singapore*	Automated screening solutions, comprehensive due diligence, and Know-Your-Customer (KYC) onboarding process	Employees, contractors, vendors, and stakeholders who work with Hafnia	• CEO
Insider Trading	• Ethical behavior, governance, and operations • Compliance breach	Ensures compliance with trading obligations and prevents acts or omissions that may expose Hafnia to risk *References the Norwegian Securities Trading Act and EU regulation 596/2014 on market abuse*	Ongoing communication	Employees and directors	• CFO

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Policy	Correspondence with IROs	Key Content and Objectives	Monitoring Process	Scope	Accountable Function
Health, Safety, Environment and Quality Management Policy	• Ethical behavior, governance, and operations • Compliance breach	Ensures delivery of cargo and services in line with Hafnia's Zero Harm principles	Assesses awareness through training courses and audits by flag state and classification societies	Employees, contractors, suppliers, and stakeholders who work with Hafnia	• Head of Technical, • Head of People, Culture & Strategy
Artificial Intelligence (AI) Policy	• AI, Data privacy, and cyber risks	Ensures AI is used ethically in compliance with applicable laws and data protection obligations	Training and awareness courses	Employees and contractors	• Head of Digital & IT
Enterprise Risk Management and Fraud Risk Management	• Ethical behavior, governance, and operations	Establishes a structured approach to identify, assess, and mitigate operational and financial risks	Reviewed one to two times per year and refreshed annually, as appropriate.	Employees and stakeholders who work with Hafnia	• CEO

How We Establish, Develop, Promote, and Evaluate Corporate Culture

Hafnia is committed to a strong corporate culture with the Code of Conduct translating its CARE values (Collaborative, Ambitious, Reliable, Enduring) into daily practice. Hafnia's culture is shaped by both leadership and employees, who uphold high standards of business conduct.

New onshore employees are introduced to the company's culture through a structured onboarding program, which includes an overview of the CARE values and an engagement session with the CEO. Seafarers are similarly oriented to the company's culture through a pre-joining presentation. Both onshore employees and seafarers participate in engagement surveys, with feedback actively reviewed and incorporated to help ensure that the company's culture remains aligned with Hafnia's evolving operating environment and strategic priorities.

Speak-Up Culture and Whistleblowing

Hafnia promotes transparency and accountability through robust systems for identifying and reporting concerns. Employees are informed of reporting channels and their effectiveness is monitored (see S1-3). Hafnia prohibits retaliation against whistleblowers, ensures confidentiality, and safeguards their identity. Reports received through the whistleblowing channel are reviewed by a designated investigator, who assesses them and, where appropriate, involves relevant members of the Executive Management Team. The designated investigator also receives training as part of implementing this process. The Executive Projects, Compliance and ESG Team regularly review reporting and investigation processes to ensure effectiveness and alignment with regulatory and industry standards.

Training on Business Conduct

Hafnia employees complete annual mandatory training covering key compliance areas. Onshore employees are trained in topics including anti-bribery and corruption, antitrust, sanctions, GDPR and cybersecurity, while seafarers receive focused training in anti-bribery and corruption and cybersecurity. Additional targeted training is provided for high-risk functions, including support from external experts where needed. Policies and training materials are available on Hafnia's intranet and a shared platform for seafarers.

G1-3

Prevention and Detection of Corruption or Bribery

Functions Most at Risk in Respect of Corruption and Bribery

Hafnia applies a zero-tolerance position to facilitation payments and bribery of any kind, except where actions are taken under duress involving a threat to life, limb, or liberty. This commitment is set out in the Anti-Bribery and Anti-Corruption Policy and reinforced through compliance with applicable laws.

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High-risk functions include:

- **Vessel Operations**: Interactions with port and customs authorities
- **Procurement & Vendor Management**: Supplier selection, contract negotiations, and payments.
- **Commercial Activities**: Customer relations, market negotiations, and use of intermediaries, agents and brokers.
- **Government & Regulatory Affair**: Engagement with public officials during inspections and regulatory processes.
- **Finance & Accounts Payable**: Payment processing, reimbursements, and transaction approvals.

Procedures in Place to Prevent, Detect, and Address Allegations or Incidents of Corruption or Bribery

Hafnia maintains a comprehensive framework to prevent, detect, and address corruption and bribery, ensuring compliance with ethical, legal, and regulatory obligations. Oversight is led by the Executive Projects, Compliance and ESG, and HSEQ teams, with Board support and periodic reporting by the Executive Management on investigations and mitigation measures.

Preventive measures include a zero tolerance Anti-Bribery and Corruption Policy, mandatory training, third-party due diligence, and international controls such as segregation of duties and monitoring of high-risk transactions. Detection mechanisms include a 24/7 confidential whistleblowing platform, access to the MACN reporting line, regular audits, and structured incident reporting across shore and vessel operations.

Allegations are investigated independently, with corrective actions taken as appropriate, including disciplinary measures, termination or legal escalation. Investigation outcomes are used to strengthen policies, controls and training – supporting continuous improvement in corruption risk management.

Nature, Scope and Depth of Anti-Corruption and Anti-Bribery Training

Mandatory compliance training is conducted annually for onshore employees through in-person workshops, townhall sessions, and online training modules covering corruption risks, reporting procedures, and industry-specific scenarios. Onshore employees also complete an annual declaration to reinforce understanding. Seafarers complete mandatory computer-based training modules covering anti-corruption and anti-bribery. In addition, an annual Anti-Bribery and Anti-Corruption Day is held, with awareness reinforced through regular crew briefings and conferences.

Employees in high-risk roles receive additional training sessions through the Maritime Anti-Corruption Network (MACN). While Board members do not participate, the Executive Management Team completes the same mandatory training as employees, with additional training where roles are classified as high risk.

Anti-Corruption and Bribery Training

In 2025, Hafnia achieved 100% anti-corruption and anti-bribery training coverage for all employees, including those in at-risk functions, seafarers, and managers. Annual training was delivered through a mix of classroom based and computer based formats. All onshore employees receive 30 minutes of computer-based training, and at risk shore based employees undergo an additional 60 minutes of classroom training. Seafarers complete a 70 minute computer based module, and officers undertake extended computer based training of 130 minutes. The Board of Directors did not participate as their responsibilities are addressed through governance and oversight rather than operational risk exposure. Topics covered include awareness of corruption risks, Hafnia's policy, detection procedures, and shipping-specific high-risk scenarios onboard in ports.

G1-4 Incidents of Corruption or Bribery

Table 53 Information on Incidents of Corruption or Bribery During the Reporting Period

Indicators	2025	2024
Number of convictions for violation of anti-corruption and anti-bribery laws	0	0
Amount of fines for violation of anti-corruption and anti-bribery laws	USD 0	USD 0

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 Limited Assurance Report  Contents Page | Disclosure Requirements  63  General Disclosures | Environment | Social | Governance | Limited Assurance Report

HAFNIA
Member of BW Group

KPMG

KPMG AS
Dronning Eufemias gate 6A
P.O. Box 7000 Majorstuen
N-0306 Oslo

Telephone +47 45 40 40 63
Internet www.kpmg.no
Enterprise 935 174 627 MVA

To the General Meeting of Hafnia Limited

Independent Sustainability Auditor's Limited Assurance Report

Limited Assurance Conclusion

We have conducted a limited assurance engagement on the consolidated sustainability statement of Hafnia Limited (the «Company»), included in in the ESG section of the Board of Directors' report (the «Sustainability Statement»), as at 31 December 2025 and for the year then ended.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Sustainability Statement is not prepared, in all material respects, in accordance with the Norwegian Accounting Act section 2-3, including:

- compliance with the European Sustainability Reporting Standards (ESRS), including that the process carried out by the Company to identify the information reported in the Sustainability Statement (the «Process») is in accordance with the description set out in the section ESRS 2 subsection IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities; and
- compliance of the disclosures in the Environment section, subsection EU Taxonomy Reporting in 2025 of the Sustainability Statement with Article 8 of EU Regulation 2020/852 (the «Taxonomy Regulation»).

Basis for Conclusion

We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance engagements other than audits or reviews of historical financial information («ISAE 3000 (Revised)»), issued by the International Auditing and Assurance Standards Board.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our responsibilities under this standard are further described in the *Sustainability Auditor's Responsibilities* section of our report.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements as required by relevant laws and regulations in Norway and the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies International Standard on Quality Management 1, which

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requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.  Limited Assurance Report  65  Contents Page | Disclosure Requirements  Responsibilities for the Sustainability Statement  The Board of Directors and the Managing Director (Management) are responsible for designing and implementing a process to identify the information reported in the Sustainability Statement in accordance with the ESRS and for disclosing this Process in the section ESRS 2 subsection IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities of the Sustainability Statement. This responsibility includes:  understanding the context in which the Group's activities and business relationships take place and developing an understanding of its affected stakeholders;  the identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the Group's financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long-term;  the assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and  making assumptions that are reasonable in the circumstances.  Management is further responsible for the preparation of the Sustainability Statement, in accordance with the Norwegian Accounting Act section 2-3, including:  compliance with the ESRS;  preparing the disclosures in the Environment section, subsection EU Taxonomy Reporting in 2025 of the Sustainability Statement,  in compliance with the Taxonomy Regulation;  designing, implementing and maintaining such internal control that Management determines is necessary to enable the preparation of the Sustainability Statement that is free from material misstatement, whether due to fraud or error; and  the selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.  Inherent limitations in preparing the Sustainability Statement  In reporting forward-looking information in accordance with ESRS, Management is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected.  Sustainability Auditor’s Responsibilities  Our responsibility is to plan and perform the assurance engagement to obtain limited assurance about whether the Sustainability Statement is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Statement as a whole.  As part of a limited assurance engagement in accordance with ISAE 3000 (Revised) we exercise professional judgement and maintain professional scepticism throughout the engagement.  Our responsibilities in respect of the Sustainability Statement, in relation to the Process, include:  Obtaining an understanding of the Process, but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process;

 Considering whether the information identified addresses the applicable disclosure requirements of the ESRS; and  Limited Assurance Report  66  Contents Page | Disclosure Requirements  Designing and performing procedures to evaluate whether the Process is consistent with the Company’s description of its Process set out in the section ESRS 2 subsection IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities.  Our other responsibilities in respect of the Sustainability Statement include:  Identifying where material misstatements are likely to arise, whether due to fraud or error; and  Designing and performing procedures responsive to where material misstatements are likely to arise in the Sustainability Statement. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.  Summary of the Work Performed  A limited assurance engagement involves performing procedures to obtain evidence about the Sustainability Statement. The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.  The nature, timing and extent of procedures selected depend on professional judgement, including the identification of disclosures where material misstatements are likely to arise in the Sustainability Statement, whether due to fraud or error.  In conducting our limited assurance engagement, with respect to the Process, we:  Obtained an understanding of the Process by:  performing inquiries to understand the sources of the information used by management (e.g., stakeholder engagement, business plans and strategy documents); and  reviewing the Company’s internal documentation of its Process; and  Evaluated whether the evidence obtained from our procedures with respect to the Process implemented by the Company was consistent with the description of the Process set out in the section ESRS 2 subsection IRO-1: Description of the Process to Identify and Assess Material Impacts, Risks and Opportunities.  In conducting our limited assurance engagement, with respect to the Sustainability Statement, we:  Obtained an understanding of the Group’s reporting processes relevant to the preparation of its Sustainability Statement by:  Obtaining an understanding of the Group's control environment, processes, control activities and information system relevant to the preparation of the Sustainability Statement, but not for the purpose of providing a conclusion on the effectiveness of the Group’s internal control; and  Obtaining an understanding of the Group’s risk assessment process;  Evaluated whether the information identified by the Process is included in the Sustainability Statement;  Evaluated whether the structure and the presentation of the Sustainability Statement is in accordance with the ESRS;  Performed inquiries of relevant personnel and analytical procedures on selected information in the Sustainability

 Statement;  Performed substantive assurance procedures on selected information in the Sustainability Statement;  Where applicable, compared disclosures in the Sustainability Statement with the corresponding disclosures in the financial statements and other sections of the Board of Directors' report;  Evaluated the methods, assumptions and data for developing estimates and forward-looking information;  Obtained an understanding of the Company’s process to identify taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the Sustainability Statement;  Evaluated whether information about the identified taxonomy-eligible and taxonomy-aligned economic activities is included in the Sustainability Statement; and  Performed inquiries of relevant personnel and substantive procedures on selected taxonomy disclosures included in the Sustainability Statement.  Oslo, 17 April 2026 KPMG AS  Dave Vijfvinkel  State Authorised Public Accountant – Sustainability Auditor  Limited Assurance Report  67  Contents Page | Disclosure Requirements